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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Limited Partnership Units	7,762,500	$80.00	$621,000,000	$79,985

(1)
Includes limited partnership units issuable upon exercise of the underwriters' option to purchase additional limited partnership units.

(2)
The filing fee, calculated in accordance with Rule 457(r), has been transmitted to the SEC in connection with the securities offered from Registration Statement File No. 333-178097 by means of this prospectus supplement.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-178097

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 21, 2011)

Buckeye Partners, L.P.

6,750,000 LP Units
Representing Limited Partner Interests

We are offering 6,750,000 limited partnership units ("LP units") representing limited partner interests in us.

The LP units are listed on the New York Stock Exchange under the symbol "BPL." On September 3, 2014, the last reported sale price of our LP units on the New York Stock Exchange was $80.97 per unit.

Investing in our LP units involves risks. See "Risk Factors" beginning on page S-4 of this prospectus supplement and on page 3 of the accompanying base prospectus.

	Per Unit	Total
Price to the public	$80.00	$540,000,000
Underwriting discounts and commissions	$2.80	$18,900,000
Proceeds to Buckeye Partners, L.P. (before expenses)	$77.20	$521,100,000

We have granted the underwriters a 30-day option to purchase up to an additional 1,012,500 LP units on the same terms and conditions set forth above.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying base prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the LP units on September 9, 2014.

Joint Book-Running Managers
Barclays	Morgan Stanley	UBS Investment Bank	Wells Fargo Securities
J.P. Morgan		RBC Capital Markets

Co-Managers
Deutsche Bank Securities	Jefferies

Prospectus Supplement dated September 3, 2014

Prospectus Supplement

        This document is in two parts. The first part is this prospectus supplement, which describes our business and the specific terms of this offering. The second part is the accompanying base prospectus, which gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined. If information in this prospectus supplement conflicts with information in the accompanying base prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying base prospectus and in any free writing prospectus prepared by us or on our behalf. We have not authorized anyone to provide you with different information. We are not making an offer of the LP units in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying base prospectus or the information we have previously filed with the Securities and Exchange Commission that is incorporated by reference herein is accurate as of any date other than its respective date.

S-i

 PROSPECTUS SUMMARY

        You should carefully read the entire prospectus supplement, the accompanying base prospectus and the other documents incorporated by reference to understand fully the terms of the LP units, as well as the tax and other considerations that are important in making your investment decision. Unless otherwise indicated, the information in this prospectus supplement assumes that the underwriters do not exercise their option to purchase additional LP units.

        For purposes of this prospectus supplement and the accompanying base prospectus, unless otherwise indicated, the terms "Partnership," "us," "we," "our" and similar terms refer to Buckeye Partners, L.P., together with our subsidiaries.

Buckeye Partners, L.P.

About the Partnership

        We are a publicly traded master limited partnership that owns and operates a diversified network of integrated assets providing midstream logistic solutions, primarily consisting of the transportation, storage, and marketing of liquid petroleum products. We are one of the largest independent liquid petroleum products pipeline operators in the United States in terms of volumes delivered with approximately 6,000 miles of pipeline and more than 120 liquid petroleum products terminals with aggregate storage capacity of over 110 million barrels across our portfolio of pipelines, inland terminals, and an integrated network of marine terminals located primarily on the U.S. East Coast and in the Caribbean. Our flagship marine terminal in The Bahamas is one of the largest marine crude oil and petroleum products storage facilities in the world and provides an array of logistics and blending services for the global flow of petroleum products. Our network of marine terminals enables us to facilitate global flows of crude oil, refined petroleum products, and other commodities and to offer our customers connectivity to some of the world's most important bulk storage and blending hubs. We are also a wholesale distributor of refined petroleum products in areas served by our pipelines and terminals. Finally, we also operate or maintain third-party pipelines under agreements with major oil and gas, petrochemical and chemical companies and perform certain engineering and construction management services for third parties.

Recent Developments

        In July 2014, we signed a purchase and sale agreement to sell all of the outstanding limited liability company interests in Lodi Gas Storage, L.L.C. ("Lodi") to Brookfield Infrastructure and its institutional partners for $105 million. Lodi owns a natural gas storage facility in Northern California. The transaction is expected to close in the fourth quarter of 2014 or the first quarter of 2015, subject to approval by the California Public Utilities Commission, as well as customary and other closing conditions.

        In August 2014, we completed a public offering of 2,600,000 LP units pursuant to an effective shelf registration statement, which priced at $76.60 per unit (the "August Equity Offering"). The underwriter also exercised an option to purchase 390,000 additional LP units, resulting in total gross proceeds of approximately $229.0 million before deducting underwriting fees and estimated offering expenses of approximately $2.6 million. We used the net proceeds to reduce the indebtedness outstanding under our revolving credit facility and for general partnership purposes.

        On September 2, 2014, we signed a definitive agreement (the "Contribution Agreement") with Trafigura Corpus Christi Holdings Inc. ("Trafigura") to acquire an 80% membership interest in the entity that owns Trafigura Terminals LLC ("TTL") for $860.0 million (the "South Texas Transaction"). At the closing of the South Texas Transaction, we expect to enter into seven- to ten-year commercial agreements with Trafigura AG or its affiliates pursuant to which TTL and its subsidiaries will provide fee-based storage, throughput, terminalling, dockage, wharfage and fractionation services to Trafigura AG or its affiliates. The assets owned by TTL and its subsidiaries primarily consist of (1) a deep-water, high volume marine terminal located in the Corpus Christi ship channel capable of handling a broad array of petroleum products, including crude condensate, liquefied petroleum gas, naphtha and distillates, (2) a condensate splitter and petroleum products storage complex, also located near the Corpus Christi Ship Channel, and (3) three crude oil and condensate gathering facilities in the Eagle Ford shale. The purchase price is subject to customary adjustments at closing, including for working capital and recently made capital expenditures. This acquisition, which is subject to regulatory approvals and customary closing conditions, is expected to close in mid- to late-September 2014.

Business Strategy

        Our primary business objective is to provide stable and sustainable cash distributions to our LP unitholders, while maintaining a relatively low investment risk profile. The key elements of our strategy are to:

  •
  Operate in a safe and environmentally responsible manner;

  •
  Maximize utilization of our assets at the lowest cost per unit;

  •
  Maintain stable long-term customer relationships;

  •
  Optimize, expand and diversify our portfolio of energy assets through accretive acquisitions and organic growth projects; and

  •
  Maintain a solid, conservative financial position and an investment-grade credit rating.

        We intend to achieve our strategy by:

  •
  Acquiring, building and operating high quality, strategically-located assets;

  •
  Maintaining and enhancing the integrity of our pipelines, terminals and storage assets;

  •
  Pursuing strategic cash flow-accretive acquisitions that:

  •
  Complement our existing footprint;

  •
  Provide geographic, product and/or asset class diversity; and

  •
  Leverage existing management capabilities and infrastructure;

  •
  Pursuing other energy-related assets that enable us to leverage our asset base, knowledge base and skill sets; and

  •
  Providing superior customer service.

Executive Offices

        Our principal executive offices are located at One Greenway Plaza, Suite 600, Houston, Texas 77046, and our telephone number is (832) 615-8600.

 THE OFFERING

Units offered	6,750,000 LP units (7,762,500 LP units if the underwriters exercise their option to purchase additional LP units in full).
Units to be outstanding after this offering*	125,987,887 LP units (127,000,387 LP units if the underwriters exercise their option to purchase additional LP units in full).
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $520.9 million (after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $599.0 million if the underwriters' option to purchase additional LP units is exercised in full. We expect to use the net proceeds from this offering to fund a portion of the purchase price of the South Texas Transaction and for general partnership purposes. Please read "Use of Proceeds" in this prospectus supplement.

Cash distributions

Cash distributions are made on our units on a quarterly basis. Cash distributions on our units are generally paid within 60 days after the end of each fiscal quarter. We expect that the first distribution payable to the purchasers of the LP units offered hereby will be paid in November 2014.

Estimated ratio of taxable income to distributions

We estimate that if you purchase LP units in this offering and own them through the record date for the distributions for the period ending December 31, 2017, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the amount of cash distributed to you with respect to that period. For the basis of this estimate, please read "Tax Considerations" in this prospectus supplement.

New York Stock Exchange symbol	BPL.

*
Excludes 2,917,847 LP units reserved for issuance under our 2013 Long-Term Incentive Plan.

RISK FACTORS

        In addition to the risk factor below, you should carefully consider the risk factors beginning on page 18 of our Annual Report on Form 10-K for the year ended December 31, 2013, as well as the discussion of risk factors relating to our business under the caption "Risk Factors" beginning on page 3 of the accompanying base prospectus, before making an investment decision. These risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. You should consider carefully these risk factors together with all of the other information included in this prospectus supplement, the accompanying base prospectus and the documents we have incorporated by reference in this document before investing in our LP units.

The South Texas Transaction may not be consummated.

        The South Texas Transaction is expected to close in mid- to late-September 2014 and is subject to closing conditions and regulatory approvals. If these conditions are not satisfied or waived, the South Texas Transaction will not be consummated. If the closing of the South Texas Transaction is substantially delayed or does not occur at all, or if the terms of the South Texas Transaction are required to be modified substantially due to regulatory concerns, we may not realize the anticipated benefits of the South Texas Transaction fully or at all. Certain of the conditions remaining to be satisfied include:

  •
  The absence of any action or proceeding before any governmental authority with respect to which an unfavorable judgment, order, decree or ruling would prohibit the consummation of the South Texas Transaction or declare the consummation of the South Texas Transaction unlawful or require the consummation of the South Texas Transaction to be rescinded; and

  •
  The expiration of any waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), with respect to the South Texas Transaction.

        Subject to the terms of the Contribution Agreement, from and after the date of execution of the Contribution Agreement, the parties will use their respective commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable to consummate the South Texas Transaction, including by using their respective commercially reasonable efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of governmental entities as are necessary for the consummation of the South Texas Transaction and to fulfill the conditions to closing set forth in the Contribution Agreement.

        In addition, the Contribution Agreement may be terminated by mutual agreement of the parties thereto or as follows: (a) by either Trafigura or us, if (i) any permanent injunction, order, ruling, decree or judgment by any governmental authority preventing the consummation of the transactions contemplated thereby shall have become final and non-appealable, (ii) there occurs a major casualty loss to the assets that exceeds certain repair cost or repair timing thresholds as detailed in the Contribution Agreement, or (iii) following the date that is 180 calendar days after the execution of the Contribution Agreement (subject to an automatic extension of an additional 180 days in the event that the applicable HSR Act waiting periods have not expired or otherwise been terminated) (the "Termination Date"), provided that such right to terminate will not be available to any party whose breach of any representation, warranty or covenant contained in the Contribution Agreement has been the cause of, or has resulted in, the failure of the closing of the South Texas Transaction to occur on or before the Termination Date; (b) by Trafigura, if (i) there has been a breach or inaccuracy of our representations and warranties, or a failure by us to perform our covenants, under the Contribution Agreement that, in either case, (x) would result in the failure of certain conditions to the obligations of Trafigura to consummate the South Texas Transaction and (y) which is not curable or, if curable, is not cured by of the later of (1) the 30th day after written notice thereof is given by Trafigura to us and

(2) the Termination Date; and (c) by us, if (i) there has been a breach or inaccuracy of Trafigura's representations and warranties or a failure by Trafigura to perform its covenants, under the Contribution Agreement that, in either case, (x) would result in the failure of certain conditions to our obligations to consummate the South Texas Transaction and (y) which is not curable or, if curable, is not cured by the later of (1) the 30th day after written notice thereof is given by us to Trafigura and (2) the Termination Date.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $520.9 million (after deducting underwriting discounts and commissions and estimated offering expenses), or approximately $599.0 million if the underwriters' option to purchase additional LP units is exercised in full. We expect to use the net proceeds from this offering to fund a portion of the purchase price of the South Texas Transaction and for general partnership purposes.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014 on:

  •
  a historical consolidated basis;

  •
  a pro forma basis to give effect to the August Equity Offering; and

  •
  a pro forma as adjusted basis to give effect to the use of the net proceeds from this offering in the manner described under "Use of Proceeds."

        This table should be read in conjunction with our historical consolidated financial statements and the notes to those financial statements that are incorporated by reference in this prospectus supplement and the accompanying base prospectus. This table does not reflect the issuance of up to 1,012,500 LP units that we may sell to the underwriters upon exercise of their option to purchase additional LP units, the proceeds of which will be used to fund an additional portion of the purchase price of the South Texas Transaction and for general partnership purposes.

	As of June 30, 2014
	Historical	Pro Forma	Pro Forma as Adjusted
	(In thousands)
Cash and cash equivalents	$21,906	$21,906	$21,906

Long-term debt:
5.300% Notes due October 15, 2014	$275,000	$275,000	$275,000
5.125% Notes due July 1, 2017	125,000	125,000	125,000
6.050% Notes due January 15, 2018	300,000	300,000	300,000
2.650% Notes due November 15, 2018	400,000	400,000	400,000
5.500% Notes due August 15, 2019	275,000	275,000	275,000
4.875% Notes due February 1, 2021	650,000	650,000	650,000
4.150% Notes due July 1, 2023	500,000	500,000	500,000
6.750% Notes due August 15, 2033	150,000	150,000	150,000
5.850% Notes due November 15, 2043	400,000	400,000	400,000
Revolving credit facility(1)(2)	645,000	418,548	757,698
Other, including unamortized discounts and fair value hedges	(10,707)	(10,707)	(10,707)

Total debt	3,709,293	3,482,841	3,821,991

Partners' capital:
Limited Partners	3,098,808	3,325,260	3,846,110
Accumulated other comprehensive loss	(118,020)	(118,020)	(118,020)
Noncontrolling interests(3)	13,412	13,412	228,412

Total partners' capital	2,994,200	3,220,652	3,956,502

Total capitalization	$6,703,493	$6,703,493	$7,778,493

(1)
A total of approximately $429.0 million was outstanding under our revolving credit facility as of August 29, 2014.

(2)
The pro forma as adjusted column reflects borrowings of $339.2 million, which represents the difference between the South Texas Transaction purchase price and the net proceeds from this offering.

(3)
The pro forma as adjusted column includes the increase for Trafigura's 20% ownership interest in TTL based on the preliminary purchase price allocation.

CASH DISTRIBUTIONS

        The following table sets forth, for the periods indicated, the quarterly cash distributions paid per LP unit:

	Cash Distributions per LP Unit(1)
Year ended December 31, 2012
First Quarter	1.0375
Second Quarter	1.0375
Third Quarter	1.0375
Fourth Quarter	1.0375
Year ended December 31, 2013
First Quarter	1.0500
Second Quarter	1.0625
Third Quarter	1.0750
Fourth Quarter	1.0875
Year ending December 31, 2014
First Quarter	1.1000
Second Quarter	1.1125
Third Quarter	—	(2)

(1)
Reflects cash distributions in respect of each fiscal quarter indicated. We generally declare cash distributions in respect of each fiscal quarter approximately 30 days after the end of such quarter and generally make such distributions within 60 days after the end of such quarter.

(2)
Distributions for this quarter have not yet been declared or paid.

 TAX CONSIDERATIONS

        The tax consequences to you of an investment in our LP units will depend in part on your own tax circumstances. For a discussion of the principal federal income tax considerations associated with our operations and the purchase, ownership and disposition of LP units, please read "Material Tax Consequences" in the accompanying base prospectus and "Tax Risks to Unitholders" in our Annual Report on Form 10-K for the year ended December 31, 2013. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

Partnership Tax Treatment

        The anticipated after-tax economic benefit of an investment in our LP units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the Internal Revenue Service with respect to our partnership status. In order to be treated as a partnership for federal income tax purposes, at least 90% of our gross income must be from specific qualifying sources, such as the transportation of refined petroleum products or other passive types of income such as dividends. For a more complete description of this qualifying income requirement, please read "Material Tax Consequences—Partnership Status" in the accompanying base prospectus.

        If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses or deductions would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our LP units.

Ratio of Taxable Income to Distributions

        We estimate that if you purchase LP units in this offering and own them through the record date for the distributions for the period ending December 31, 2017, then you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the amount of cash distributed to you with respect to that period. If you continue to own LP units purchased in this offering after that period, the percentage of federal taxable income allocated to you may be higher. Our estimate is based upon many assumptions regarding our business and operations, including assumptions as to revenues, capital expenditures, cash flows and anticipated cash distributions. Our estimate assumes our available cash will approximate the amount necessary to continue to distribute the current quarterly distribution of $1.1125 per unit (based on the last quarterly distribution paid by us) throughout the referenced period. This estimate and the assumptions are subject to, among other things, numerous business, economic, regulatory, competitive and political uncertainties beyond our control. Further, this estimate is based on current tax law and certain tax reporting positions that we have adopted. Current law may change or the Internal Revenue Service could disagree with our tax reporting positions. Accordingly, we cannot assure you that the estimate will be correct. The actual ratio of taxable income to distributions could be higher or lower, and any differences could be material and could materially affect the value of LP units. For example, the ratio of taxable income to distributions to a purchaser of LP units in this offering will be greater, and perhaps substantially greater, than our estimate with respect to the period described above if:

  •
  our income from operations exceeds the amount required to make the current quarterly distribution on all units, yet we only distribute the current quarterly distribution on all units; or

  •
  we make a future offering of LP units and use the proceeds of such offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of such offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of such offering.

Tax Rates

        Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

        In addition, a 3.8% net investment income tax applies to certain net investment income earned by individuals, estates, and trusts. For these purposes, net investment income generally includes a unitholder's allocable share of our income and gain realized by a unitholder from a sale of LP units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder's net investment income from all investments, or (ii) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Alternative Minimum Tax

        If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder's distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $182,500 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our LP Units on their alternative minimum tax liability.

Tax-Exempt Organizations, Non-U.S. Investors and Other Investors

        Ownership of LP units by tax-exempt entities, including employee benefit plans and individual retirement accounts (known as IRAs), and non-U.S. investors raises issues unique to such persons. Please read "Material Tax Consequences—Tax-Exempt Organizations, Non-U.S. Investors and Other Investors" in the accompanying base prospectus.

UNDERWRITING

        Barclays Capital Inc., Morgan Stanley & Co. LLC, UBS Securities LLC, Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and RBC Capital Markets, LLC are acting as representatives of the underwriters and joint book-running managers of this offering. Under the terms of an underwriting agreement, which we will file as an exhibit to a Current Report on Form 8-K and incorporate by reference into this prospectus supplement and the accompanying base prospectus, each of the underwriters named below has severally agreed to purchase from us the respective number of LP units shown opposite its name below:

Underwriters	Number of LP units
Barclays Capital Inc.	1,215,000
Morgan Stanley & Co. LLC	1,012,500
UBS Securities LLC	1,012,500
Wells Fargo Securities, LLC	1,012,500
J.P. Morgan Securities LLC	810,000
RBC Capital Markets, LLC	810,000
Deutsche Bank Securities, Inc.	438,750
Jefferies LLC	438,750

Total	6,750,000

        The underwriting agreement provides that the underwriters' obligations to purchase the LP units depend on the satisfaction of the conditions contained in the underwriting agreement including:

  •
  the obligation to purchase all of the LP units offered hereby (other than those LP units covered by their option to purchase additional LP units as described below), if any of the LP units are purchased;

  •
  the representations and warranties made by us to the underwriters are true;

  •
  there is no material adverse change in our business or in the financial markets; and

  •
  our delivery of customary closing documents to the underwriters.

Commissions and Expenses

        The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional LP units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the LP units.

	No Exercise	Full Exercise
Per LP unit	$2.80	$2.80
Total	$18,900,000	$21,735,000

        The representatives of the underwriters have advised us that the underwriters propose to offer the LP units directly to the public at the public offering price on the cover of this prospectus supplement and to selected dealers, which may include affiliates of the underwriters, at such offering price less a selling concession not in excess of $1.68 per LP unit. After the offering, the representatives may change the offering price and other selling terms.

        The expenses of the offering that are payable by us are estimated to be $250,000 (excluding underwriting discounts and commissions).

Option to Purchase Additional LP Units

        We have granted to the underwriters an option exercisable for 30 days after the date of this prospectus supplement to purchase, from time to time, in whole or in part, up to an aggregate of 1,012,500 additional LP units at the public offering price less the underwriting discounts and commissions. The price of any LP units purchased by the underwriters pursuant to their option shall be the same price as the underwriters pay for the LP units described in the first paragraph of this section, less an amount equal to any dividends or distributions declared by us and payable on the LP units but not payable on the LP units purchased pursuant to the underwriters' option. To the extent the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional LP units based on the underwriter's percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting section

Lock-Up Agreements

        We, our general partner, directors and officers of our general partner and some affiliates of our general partner have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not directly or indirectly (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any LP units or securities convertible into or exercisable or exchangeable for LP units, other than certain permitted transfers and issuances, (2) sell or grant any options, rights or warrants with respect to any LP units or securities convertible into or exercisable or exchangeable for LP units, other than certain permitted grants of options, (3) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of the LP units, (4) file or cause to be filed a registration statement, including any amendment thereto, with respect to the registration of any of our equity securities or any securities convertible into or exercisable or exchangeable for our equity securities, or (5) publicly disclose the intention to do any of the foregoing, in each case for a period of 45 days after the date of this prospectus supplement (the "Lock-Up Period").

        The restrictions described above do not apply to:

  •
  the issuance by us of LP units to sellers of assets or entities in connection with acquisitions by us, provided that the underwriters has received similar lock-up agreements from such sellers;

  •
  the issuance by us of LP units to our option holders upon the exercise of options granted under our Amended and Restated Unit Option and Distribution Equivalent Plan;

  •
  the issuance by us of options pursuant to our Amended and Restated Unit Option and Distribution Equivalent Plan not exercisable during the Lock-Up Period;

  •
  the issuance by us of awards pursuant to our 2013 Long-Term Incentive Plan;

  •
  the sale of any LP units pursuant to the Sales Plan, dated May 14, 2014 between Keith St.Clair and J.P. Morgan Securities LLC; and

  •
  the issuance by us of LP units as a result of phantom awards or performance awards vesting during the Lock-Up Period, provided that any such phantom awards or performance awards are outstanding on the date of the underwriting agreement.

        Barclays Capital Inc., in its discretion, may release the LP units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the LP units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of LP units or other securities for which the release is being requested, and market conditions at the time.

Indemnification

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing, or maintaining the price of the LP units, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  A short position involves a sale by the underwriters of LP units in excess of the number of LP units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of LP units involved in the sales made by the underwriters in excess of the number of LP units they are obligated to purchase is not greater than the number of LP units that they may purchase by exercising their option to purchase additional LP units. In a naked short position, the number of LP units involved is greater than the number of LP units in their option to purchase additional LP units. The underwriters may close out any short position by either exercising their option to purchase additional LP units and/or purchasing LP units in the open market. In determining the source of LP units to close out the short position, the underwriters will consider, among other things, the price of LP units available for purchase in the open market as compared to the price at which they may purchase LP units through their option to purchase additional LP units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the LP units in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Syndicate covering transactions involve purchases of the LP units in the open market after the distribution has been completed in order to cover syndicate short positions.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the LP units originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our LP units or preventing or retarding a decline in the market price of our LP units. As a result, the price of our LP units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our LP units. In addition, neither we nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the online services, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of LP units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on the underwriters' website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which the prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as an underwriter and should not be relied upon by investors.

New York Stock Exchange

        Our LP units are listed on the New York Stock Exchange under the symbol "BPL."

Relationships/FINRA Conduct Rules

        Certain of the underwriters and their related entities have engaged, and may in the future engage, in commercial and investment banking transactions with us in the ordinary course of their business. They have received, and expect to receive, customary compensation and expense reimbursement for these commercial and investment banking transactions.

        In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. There is no conflict of interest between us and the underwriters under Rule 5121 of the FINRA rules. Because FINRA views our LP units as interests in a direct participation program, any offering of LP units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA rules. Investor suitability with respect to the LP units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

  European Economic Area

        This prospectus has been prepared on the basis that the transactions contemplated by this prospectus in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") (other than Germany) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of the securities which are the subject of the transactions contemplated by this prospectus, may only do so in circumstances in which no obligation arises for us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities or any invitation relating thereto in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer or invitation.

        In relation to each Relevant Member State, other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), no offer to the public of the securities subject to this supplement has been or will be made in that Relevant Member State other than:

          (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive ("Qualified Investors");

          (b)   to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than Qualified Investors), as permitted under the Prospectus Directive subject to obtaining our prior consent for any such offer; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer or invitation shall require us or the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be further defined in that Relevant Member State by any measure implementing the Prospectus Directive in that Member State. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 Amending Directive" means Directive 2010/73/EU.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

  United Kingdom

        We may constitute a "collective investment scheme" as defined by section 235 of the Financial Services and Markets Act 2000 ("FSMA") that is not a "recognised collective investment scheme" for the purposes of FSMA ("CIS") and that has not been authorised or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and are only directed at (i) investment professionals falling within the description of persons in Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the "CIS Promotion Order") or Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order") or (ii) high net worth companies and other persons falling with Article 22(2)(a) to (d) of the CIS Promotion Order or Article 49(2)(a) to (d) of the Financial Promotion Order, or (iii) to any other person to whom it may otherwise lawfully be made, (all such persons together being referred to as "relevant persons"). Our LP units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such LP units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

  Switzerland

        The distribution of our LP units in Switzerland will be exclusively made to, and directed at, regulated qualified investors ("Regulated Qualified Investors"), as defined in Article 10(3)(a) and (b) of the Swiss Collective Investment Schemes Act of 23 June 2006, as amended ("CISA").

        Accordingly, we have not, and will not be, registered with the Swiss Financial Market Supervisory Authority ("FINMA") and no Swiss representative or paying agent has been or will be appointed for us in Switzerland. This prospectus and/or any other offering materials relating to our LP units may be made available in Switzerland solely to Regulated Qualified Investors.

  Germany

        This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Asset Investment Act (Vermögensanlagengesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our LP units in Germany. Consequently, our LP units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our LP units to the public in Germany or any other means of public marketing. Our LP units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1 in connection with Section 2 no. 6 of the German Securities Prospectus Act, Section 2 no. 4 of the German Asset Investment Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

        The offering does not constitute an offer to sell or the solicitation or an offer to buy our LP units in any circumstances in which such offer or solicitation is unlawful.

  Netherlands

        Our LP units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

  Hong Kong

        Our LP units may not be offered or sold in Hong Kong by means of this prospectus or any other document other than to (a) professional investors as defined in the Securities and Futures Ordinance of Hong Kong (Cap. 571, Laws of Hong Kong) ("SFO") and any rules made under the SFO or (b) in other circumstances which do not result in this prospectus being deemed to be a "prospectus," as defined in the Companies Ordinance of Hong Kong (Cap. 32, Laws of Hong Kong) ("CO"), or which do not constitute an offer to the public within the meaning of the CO or the SFO; and no person has issued or had in possession for the purposes of issue, or will issue or has in possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to our LP units which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our LP units which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors as defined in the SFO.

LEGAL MATTERS

        Certain legal matters are being passed upon for us by Vinson & Elkins L.L.P. Certain legal matters are being passed upon for the underwriters by Andrews Kurth LLP.

EXPERTS

        The consolidated financial statements, incorporated in this prospectus supplement by reference from the Buckeye Partners, L.P. Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of Buckeye Partners, L.P. and its subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and other reports with and furnish other information to the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file with or furnish to the SEC at the SEC's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's website at www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus supplement and the accompanying base prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying base prospectus. Information that we file later with the SEC (which does not include any information furnished pursuant to Item 2.02 or Item 7.01 on any Current Report on Form 8-K, or any corresponding information furnished under Item 9.01 or included as an exhibit) will automatically update and may replace information in this prospectus supplement and the accompanying base prospectus, and information previously filed with the SEC. In addition to the documents listed in "Where You Can Find More Information" on page 1 of the accompanying base prospectus, we incorporate by reference the documents listed below:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2013, filed on February 26, 2014;

  •
  our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, filed on May 5, 2014, and for the quarter ended June 30, 2014, filed on August 8, 2014;

  •
  our Current Reports on Form 8-K, filed on February 14, 2014, February 27, 2014, April 7, 2014, June 6, 2014, June 25, 2014, July 3, 2014, July 29, 2014, August 14, 2014 and September 2, 2014; and

  •
  the description of our LP units contained in the Registration Statement on Form 8-A filed on August 9, 2005.

        If information in incorporated documents conflicts with information in this prospectus supplement or the accompanying base prospectus you should rely on the most recent information. If information in an incorporated document conflicts with information in another incorporated document, you should rely on the most recent incorporated document.

        You may request a copy of any document incorporated by reference in this prospectus supplement or the accompanying base prospectus, at no cost, by writing or calling us at the following address:

Buckeye Partners, L.P.
One Greenway Plaza
Suite 600
Houston, Texas 77046
(832) 615-8600

PROSPECTUS

Buckeye Partners, L.P.

Limited Partnership Units
Debt Securities

        We may offer limited partnership units ("LP Units") and debt securities from time to time. This prospectus describes the general terms of, and the general manner in which we will offer, these securities.

        You should read this prospectus and the applicable prospectus supplement and the documents incorporated by reference herein and therein carefully before you invest in our securities. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

        Our limited partnership units are traded on the New York Stock Exchange under the symbol "BPL."

        Investing in our securities involves a high degree of risk. Limited partnerships are inherently different from corporations. You should carefully consider each of the factors referred to under "Risk Factors" on page 3 of this prospectus, contained in the applicable prospectus supplement and in the documents incorporated by reference herein and therein before you make an investment in our securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        THE DATE OF THIS PROSPECTUS IS NOVEMBER 21, 2011

        In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

        You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

 ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf registration process, we may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities with this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add to, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. As used in this prospectus, the "Partnership," "we," "our," "us," or like terms mean Buckeye Partners, L.P. References to "Buckeye GP," "the general partner," or "our general partner" refer to Buckeye GP LLC, the general partner of the Partnership. References to our "operating partnerships" includes, collectively, Buckeye Pipe Line Company, L.P., Buckeye Pipe Line Holdings, L.P., Everglades Pipe Line Company, L.P. and Laurel Pipe Line Company, L.P., each a Delaware limited partnership. References to a "Partnership unitholder" or "Partnership unitholders" refer to a holder or to the holders of our LP Units or Class B units ("Class B Units") representing limited partner interests in us. We refer to our LP Units and Class B Units collectively as the "Units" in this prospectus.

        The information in this prospectus is accurate as of its date. Therefore, before you invest in our securities, you should carefully read this prospectus and any prospectus supplement relating to the securities offered to you together with the additional information described under the heading "Where You Can Find More Information."

BUCKEYE PARTNERS, L.P.

        We are a publicly traded Delaware limited partnership and our LP Units are listed on the New York Stock Exchange ("NYSE") under the ticker symbol "BPL." Our principal line of business is the transportation, terminalling, and storage of refined petroleum products in the United States for major integrated oil companies, large refined petroleum product marketing companies and major end users of refined petroleum products on a fee basis through facilities we own and operate. We also own a high-performance natural gas storage facility in northern California and market refined petroleum products in certain of the geographic areas served by our pipeline and terminalling operations. In addition, we operate and maintain approximately 3,400 miles of other pipelines under agreements with major oil and chemical companies, and perform certain engineering and construction management services for third parties. Our flagship marine terminal in The Bahamas, Bahamas Oil Refining Company International Limited, ("BORCO"), is one of the largest oil and petroleum products storage facilities in the world, serving the international markets as a premier global logistics hub.

        Our executive offices are located at One Greenway Plaza, Suite 600, Houston, Texas 77046. Our telephone number is (832) 615-8600. We make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website as soon as reasonably practicable. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on their public reference room. Our SEC filings are also available at the SEC's website at http://www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or on our website at http://www.buckeye.com. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus unless specifically so designated and filed with the SEC.

 INFORMATION WE INCORPORATE BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

        The documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, (excluding those furnished to the SEC on Form 8-K) are incorporated by reference in this prospectus.

  •
  Annual Report on Form 10-K for the year ended December 31, 2010, filed on February 28, 2011, as amended by Form 10-K/A, filed on April 12, 2011;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 9, 2011; Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 8, 2011; and Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 8, 2011;

  •
  Current Reports on Form 8-K, filed on December 21, 2010, January 4, 2011, January 7, 2011, January 18, 2011 (excluding information furnished pursuant to Item 7.01), January 19, 2011, January 20, 2011, January 27, 2011, February 2, 2011, February 17, 2011 (excluding information furnished pursuant to Item 2.02), February 22, 2011, March 16, 2011 (excluding information furnished pursuant to Item 7.01), March 18, 2011, March 23, 2011 (excluding information furnished pursuant to Item 7.01), April 19, 2011, May 9, 2011, May 11, 2011 (excluding information furnished pursuant to Item 2.02), May 12, 2011, May 17, 2011, May 24, 2011 (excluding information furnished pursuant to Item 7.01), June 7, 2011 (excluding information furnished pursuant to Item 7.01), June 13, 2011, June 21, 2011 (excluding information furnished pursuant to Item 7.01), August 9, 2011 (excluding information furnished pursuant to Item 2.02), August 9, 2011, August 24, 2011 (excluding information furnished pursuant to Item 7.01), November 7, 2011 (excluding information furnished pursuant to Item 2.02), and November 9, 2011 (excluding information furnished pursuant to Item 7.01);

  •
  Current Reports on Form 8-K/A filed on April 1, 2011 and November 4, 2011; and

  •
  The description of our limited partnership units contained in the Registration Statement on Form 8-A filed on August 9, 2005.

        You may request a copy of any document incorporated by reference in this prospectus, at no cost, by writing or calling us at the following address:

Buckeye Partners, L.P.
One Greenway Plaza
Suite 600
Houston, Texas 77046
(832) 615-8600

        You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with any information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information incorporated by reference or provided in this prospectus or any prospectus supplement is accurate as of any date other than its respective date.

 RISK FACTORS

        An investment in our securities involves a significant degree of risk. Before you invest in our securities you should carefully consider those risks discussed in the "Forward-Looking Statements" section of this prospectus, the risk factors included in our most recent Annual Report on Form 10-K, as amended by the Annual Report on Form 10-K/A filed on April 12, 2011, and as supplemented by our Quarterly Reports on Form 10-Q, each of which is incorporated herein by reference, and those risk factors that may be included in any applicable prospectus supplement, together with all of the other information included in this prospectus, any prospectus supplement and the documents we incorporate by reference in evaluating an investment in our securities.

        If any of the risks discussed in the foregoing documents were to occur, our business, financial condition, results of operations and cash flow could be materially adversely affected. In that case, we may be unable to pay distributions to our unitholders, or pay interest on, or the principal of, any debt securities. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

 FORWARD-LOOKING STATEMENTS

        This discussion contains various forward-looking statements and information that are based on our beliefs, as well as assumptions made by us and information currently available to us. When used in this document, words such as "proposed," "anticipate," "project," "potential," "could," "should," "continue," "estimate," "expect," "may," "believe," "will," "plan," "seek," "outlook" and similar expressions and statements regarding our plans and objectives for future operations are intended to identify forward-looking statements. Although we believe that such expectations reflected in such forward-looking statements are reasonable, we cannot give any assurances that such expectations will prove to be correct. Such statements are subject to a variety of risks, uncertainties and assumptions as described in more detail in Item 1A "Risk Factors" included in our Annual Report on Form 10-K/A for the year ended December 31, 2010. If one or more of these risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those anticipated, estimated, projected or expected. Although the expectations in the forward-looking statements are based on our current beliefs and expectations, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date hereof. Except as required by federal and state securities laws, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or any other reason.

 RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

Years Ended December 31,					Nine Months Ended September 30,
2006	2007	2008	2009	2010	2011	2010
1.11	1.37	1.25	1.51	1.44	1.36	1.49

        For purposes of calculating the ratio of consolidated earnings to fixed charges, as applicable:

  •
  "earnings" is the aggregate of the following items: pre-tax income from continuing operations before income from equity investees; plus fixed charges; plus amortization of capitalized interest; plus distributed income of equity investees; less our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges; less capitalized interest; less preference security dividend requirements of consolidated subsidiaries; and less the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

  •
  "fixed charges" means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of the interest within rental expense; and preference security dividend requirements of consolidated subsidiaries.

 USE OF PROCEEDS

        Except as otherwise provided in the applicable prospectus supplement, we will use the net proceeds we receive from the sale of the securities covered by this prospectus for general partnership purposes, including repayment of debt, acquisitions and capital expenditures and additions to working capital.

        The actual application of proceeds we receive from the sale of any particular offering of securities using this prospectus will be described in the applicable prospectus supplement relating to such offering.

 DESCRIPTION OF THE LIMITED PARTNERSHIP UNITS

General

        The LP Units represent limited partner interests in us. The holders of LP Units are entitled to receive distributions, if made, in accordance with our amended and restated partnership agreement and exercise the rights or privileges available to limited partners thereunder. For a description of the rights and privileges of holders of LP Units in and to partnership distributions, please read "How We Make Cash Distributions." For a description of the rights and privileges of limited partners under our amended and restated partnership agreement, including voting rights, please read "Our Amended and Restated Partnership Agreement."

Voting

        Each holder of LP Units is entitled to one vote for each LP Unit held by such holder on all matters submitted to a vote of the unitholders. Certain events, as more fully described in our amended and restated partnership agreement, require the approval of the limited partners holding in the aggregate at least two-thirds of the outstanding Units. Other events, as more fully described in our amended and restated partnership agreement, require the approval of the limited partners holding in the aggregate at least 80% of the outstanding Units. Please read "Our Amended and Restated Partnership Agreement—Voting."

No Preemptive Rights

        The holders of LP Units are not entitled to preemptive rights in respect of issuances of securities by us.

Transfer Agent and Registrar

        The transfer agent and registrar for the LP Units is American Stock Transfer & Trust Company, LLC. You may contact them at the following address: 6201 15th Avenue, Brooklyn, NY 11219.

 HOW WE MAKE CASH DISTRIBUTIONS

        Set forth below is a summary of the significant provisions of our amended and restated partnership agreement that relate to distributions.

General

        Our amended and restated partnership agreement does not require distributions to be made quarterly or at any other time. Under our amended and restated partnership agreement, our general partner, from time to time and not less than quarterly, is required to review our accounts to determine whether distributions are appropriate. Our general partner is permitted to make such distributions as it may determine, without being limited to current or accumulated income or gains. Cash distributions may be made from any of our funds, including, without limitation, revenues, capital contributions or borrowed funds. Our general partner may also distribute other Partnership property, additional LP Units, Class B Units, or other securities of the Partnership or other entities. Distributions are made concurrently to all applicable record holders on the record date set for purposes of such distributions.

Units Eligible for Distributions

        The LP Units generally participate pro rata in our distributions. As of November 17, 2011, there were approximately 85,948,983 LP Units issued and outstanding. We currently have a long-term incentive plan and a unit deferral and incentive plan (together, the "LTIP") which provide for the issuance of up to 1,500,000 LP Units, subject to certain adjustments. As of November 17, 2011, there were 881,094 LP Units issuable upon exercise of options granted to employees pursuant to our unit option and distribution equivalent plan.

        The Class B Units generally participate pro rata with the LP Units in our distributions, but we have the option to pay distributions on the Class B Units by issuing additional Class B Units, with the number of Class B Units issued based upon the volume-weighted average price of the LP Units for the 10 trading days immediately preceding the date the distributions are declared, less a discount of 15%. As of November 17, 2011, there were approximately 7,175,839 Class B Units issued and outstanding.

Distributions of Cash upon Liquidation

        If we dissolve in accordance with our amended and restated partnership agreement, we will sell or otherwise dispose of our assets in a process called a liquidation. We will first apply the proceeds of liquidation to the payment of our creditors, including by way of a reserve of cash or other assets of the Partnership for contingent liabilities. We will distribute any remaining proceeds to our unitholders, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

        If the sale of our assets in liquidation would be impracticable or would cause undue loss, the sale may be deferred for a reasonable amount of time or the assets (except those necessary to satisfy liabilities) may be distributed to our limited partners in lieu of cash in the same manner as cash or proceeds of a sale would have been distributed.

 THE PARTNERSHIP AGREEMENT

        The following is a summary of the material provisions of our amended and restated partnership agreement.

        The following provisions of our amended and restated partnership agreement are summarized elsewhere in this prospectus.

  •
  with regard to distributions, please read "How We Make Distributions";

  •
  with regard to allocations of taxable income and taxable loss, please read "Material U.S. Federal Income Tax Consequences."

Organization and Duration

        The Partnership was organized on July 11, 1986 and has a term extending until the close of business on December 31, 2086.

Purpose

        The purpose of the Partnership under our amended and restated partnership agreement is to engage in any lawful activity for which limited partnerships may be organized under the Delaware Revised Uniform Limited Partnership Act ("DRULPA").

        Our general partner is authorized to perform all acts deemed necessary to carry out our purposes and to conduct our business.

Power of Attorney

        Each of our limited partners grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution.

Issuance of Additional Securities

        Our amended and restated partnership agreement authorizes our general partner to cause us to issue an unlimited number of additional limited partner interests and other equity securities for the consideration and on the terms and conditions established by our general partner without the approval of any limited partners. Without the prior approval of the holders of two-thirds of the outstanding Units, our general partner is prohibited from causing us to issue any class or series of limited partner interests having preferences or other special or senior rights over the previously outstanding LP Units. Without the approval of a majority of the holders of the outstanding Units, our general partner is prohibited from causing us to issue limited partner interests to itself or its affiliates unless the limited partner interests are of a class previously listed or admitted to trading on a national securities exchange and property is contributed to us with a value at least equal to the fair market value of the issued limited partner interests.

        It is possible that we will fund acquisitions, and other capital requirements, through the issuance of additional limited partner interests, including Units or other equity securities. Holders of any additional Units that we issue will be entitled to share with then-existing holders of Units in our distributions of available cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of then-existing holders of Units in our net assets and (ii) the voting rights of then-existing holders of Units under our amended and restated partnership agreement.

        The holders of Units do not have preemptive rights to acquire additional Units or other partnership interests.

Class B Units

        In connection with the closing of our acquisition of BORCO in January 2011, our general partner established the Class B Units. The Class B Units convert into LP Units on a one-for-one basis on the earliest of: (i) January 18, 2014; (ii) the date that we place 4,000,000 barrels of incremental capacity into service at BORCO; and (iii) the date that we deliver notice to Class B Unitholders that the Class B Units have converted into LP Units.

        The Class B Units have the right to share in distributions with other Units on a pro rata basis. We may elect to pay a portion or all of a distribution in respect of the Class B Units in additional Class B Units in such number as determined in accordance with a formula contained in our partnership agreement.

        The Class B Units have the same voting rights as the LP Units and vote together with the LP Units as a single class, except that the Class B Units are entitled to vote as a separate class on any matter on which unitholders are entitled to vote that adversely affects the rights or preferences of the Class B Units in relation to other classes of partnership interests in any material respect or as required by law. The approval of a majority of the Class B Units is required to approve any matter for which the holders of the Class B Units are entitled to vote as a separate class.

Limited Liability

        Assuming that a limited partner does not participate in the control of our business within the meaning of the DRULPA and that it otherwise acts in conformity with the provisions of our amended and restated partnership agreement, the partner's liability under the DRULPA will be limited, subject to possible exceptions, to the amount of capital the partner is obligated to contribute to the Partnership for the partner's Units plus the partner's share of any undistributed profits and assets and any funds wrongfully distributed to it, as described below. If it were determined, however, that the right, or exercise of the right, by our limited partners as a group:

  •
  to elect members of the board of directors of our general partner;

  •
  to remove or replace our general partner;

  •
  to approve certain amendments to our amended and restated partnership agreement; or

  •
  to take any other action under our amended and restated partnership agreement constituted "participation in the control" of our business for the purposes of the DRULPA, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us who reasonably believe that a limited partner is a general partner based on the limited partner's conduct. Neither our amended and restated partnership agreement nor the DRULPA specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. Although this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

        Under the DRULPA, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the DRULPA provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The DRULPA provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the

DRULPA will be liable to the limited partnership for the amount of the distribution for three years from the date of distribution. Under the DRULPA, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the partnership agreement.

        Our subsidiaries conduct business in multiple states. Maintenance of our limited liability as a limited partner or member of our subsidiaries formed as limited partnerships or limited liability companies may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying our subsidiaries to do business there. Limitations on the liability of a limited partner or member for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If it were determined that we were, by virtue of our limited partner interest or limited liability company interest in our subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to elect members of the board of directors of our general partner, to remove or replace our general partner, to approve certain amendments to our amended and restated partnership agreement, or to take other action under our amended and restated partnership agreement constituted "participation in the control" of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

        The following matters require the vote of our unitholders as specified below.

Election of the board of directors of our general partner	All but up to two directors on the board of directors of our general partner will be elected by a plurality of the votes cast at meetings of the limited partners. Please read "—Meetings; Voting."
Amendment of the amended and restated partnership agreement

Certain amendments may be made by our general partner without the approval of our unitholders. Certain other amendments require the approval of holders of a majority of outstanding Units. Certain other amendments require the approval of holders of a super-majority of outstanding Units. Please read "—Amendment of Our Amended and Restated Partnership Agreement."

Sale of all or substantially all of the Partnership's assets	Holders of two-thirds of outstanding Units. Please read "—Merger, Sale or Other Disposition of Assets."
Dissolution of the Partnership	Holders of two-thirds of outstanding Units. Please read "—Termination and Dissolution."
Removal/Replacement of our general partner	Holders of 80% of outstanding Units. Please read "—Withdrawal or Removal of Our General Partner."

Amendment of Our Amended and Restated Partnership Agreement

        General.    Amendments to our amended and restated partnership agreement may be proposed only by our general partner. To adopt a proposed amendment, other than certain amendments discussed below, our general partner must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as otherwise described below, an amendment must be approved by the limited partners holding in the aggregate at least a majority of the outstanding Units, referred to as a "Majority Interest." No amendments to certain provisions and definitions in our amended and restated partnership agreement relating to or requiring "special approval" or the approval of a majority of the members of the audit committee of the board of directors of our general partner may be made without first obtaining such special approval.

        No Unitholder Approval.    Our general partner may generally make amendments to our amended and restated partnership agreement without the approval of any limited partner or assignee to reflect:

  •
  a change in our name, the location of our principal place of business, our registered agent or our registered office;

  •
  a change that our general partner deems appropriate or necessary for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or jurisdiction or to ensure that neither we nor any of our operating partnerships will be treated as an association taxable as a corporation for federal income tax purposes;

  •
  a change that is appropriate or necessary, in the opinion of our counsel, to prevent us, Buckeye GP Holdings L.P. ("Holdings"), our general partner or any of our subsidiaries from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed; or

  •
  any other changes or events similar to any of the matters described in the clauses above.

        In addition, our general partner may make amendments to our amended and restated partnership agreement without the approval of any limited partner or assignee if those amendments, in the discretion of our general partner, reflect:

  •
  a change that in the good faith opinion of our general partner does not adversely affect our limited partners in any material respect;

  •
  a change to divide our outstanding units into a greater number of units, to combine the outstanding units into a smaller number of units or to reclassify our units in a manner that in the good faith opinion of our general partner does not adversely affect any class of our limited partners in any material respect;

  •
  a change that our general partner deems appropriate or necessary to satisfy any requirements, conditions or guidelines contained in any order, rule or regulation of any federal or state agency or contained in any federal or state statute; or

  •
  a change that our general partner deems appropriate or necessary to facilitate the trading of any of the Units or comply with any rule, regulation, requirement, condition or guideline of any exchange on which any units are or will be listed or admitted to trading.

        Opinion of Counsel and Partnership Unitholder Approval.    No amendments to our amended and restated partnership agreement will become effective without the approval of holders of at least 80% of the Units unless we obtain an opinion of counsel to the effect that the amendment will not result in the loss of limited liability of any of our limited partners or cause us or any of our operating partnerships to be treated as an association taxable as a corporation for federal income tax purposes.

        Any amendment to our amended and restated partnership agreement that reduces the voting percentage required to take any action must be approved by the affirmative vote of our limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

        Our amended and restated partnership agreement generally prohibits our general partner, without the prior approval of the holders of at least two-thirds of the outstanding Units and special approval, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of the consolidated assets owned by us and our operating partnerships. In addition, our amended and restated partnership agreement generally prohibits our general partner from causing us to merge or consolidate with another entity without special approval. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without the approval of the holders of outstanding Units and without special approval.

Withdrawal or Removal of Our General Partner

        Our general partner has agreed not to withdraw voluntarily as a general partner of the Partnership prior to December 23, 2011. On or after such date, our general partner may withdraw as general partner of the Partnership by giving 90 days' advance written notice, provided such withdrawal is approved by the vote of the holders of not less than 80% of the outstanding Units or we receive an opinion of counsel regarding limited liability and tax matters.

        Upon receiving notice of the withdrawal of our general partner, prior to the effective date of such withdrawal, the holders of Units representing a Majority Interest may select a successor to the withdrawing general partner. If a successor is not elected, we will be dissolved, wound up and liquidated, unless within 90 days of that withdrawal, all of our partners agree in writing to continue our business and to appoint a successor general partner. Please read "—Termination and Dissolution" below.

        Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 80% of the outstanding Units, we receive an opinion of counsel regarding limited liability and tax matters, the successor general partner or an affiliate thereof agrees to indemnify and hold harmless our general partner and its affiliates from any liability or obligation arising out of, or causes the general partner and its affiliates to be released from, any and all liabilities and obligations (including loan guarantees) under fringe benefit plans sponsored by the general partner or any of its affiliates in connection with our business, except as otherwise prohibited by our amended and restated partnership agreement, and all required regulatory approvals for removal of our general partner shall have been obtained. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of Units representing a Majority Interest and the agreement of the successor general partner or one of its affiliates to indemnify the removed general partner against, or to cause it to be released from, certain liabilities.

        If our general partner withdraws or is removed, we are required to reimburse the departing general partner for all amounts due the departing general partner.

Transfer of General Partner Interest

        Our general partner is prohibited under our amended and restated partnership agreement from transferring its general partner interest.

Termination and Dissolution

        We will continue as a limited partnership until the close of business on December 31, 2086 or until earlier terminated under our amended and restated partnership agreement. We will dissolve upon:

  (1)
  the expiration of our term on December 31, 2086;

  (2)
  the withdrawal of our general partner unless a person becomes a successor general partner prior to or on the effective date of such withdrawal;

  (3)
  the bankruptcy or dissolution of our general partner, or any other event that results in its ceasing to be our general partner other than by reason of a withdrawal or removal; or

  (4)
  the election of our general partner to dissolve us, if approved by the holders of two-thirds of the outstanding Units.

        Upon a dissolution under clause (2) or (3) and the failure of all partners to agree in writing to continue our business and to elect a successor general partner, the holders of Units representing a Majority Interest may also elect, within 180 days of such dissolution, to reconstitute the Partnership and continue our business on the same terms and conditions described in our amended and restated partnership agreement by forming a new limited partnership on terms identical to those in our amended and restated partnership agreement and having as general partner a person approved by the holders of Units representing a Majority Interest subject to our receipt of an opinion of counsel to the effect that:

  (1)
  the action would not result in the loss of limited liability of any limited partner; and

  (2)
  neither the Partnership nor the reconstituted limited partnership would be treated as an association taxable as a corporation for federal income tax purposes.

Liquidation and Distribution of Proceeds

        Upon our dissolution, unless we are reconstituted and continued as a new partnership by the holders of Units representing a Majority Interest, our general partner or, if our general partner has withdrawn, been removed, dissolved or become bankrupt, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that the liquidator deems appropriate or necessary in its good faith judgment, liquidate our assets and apply and distribute the proceeds of the liquidation as described in "How We Make Cash Distributions—Distributions of Cash Upon Liquidation."

Meetings; Voting

        For purposes of determining the holders of Units entitled to notice of or to vote at any meeting or to give approvals without a meeting, our general partner may set a record date, which date for purposes of notice of a meeting shall not be less than 10 days nor more than 60 days before the date of the meeting. If a meeting is adjourned, notice need not be given of the adjourned meeting and a new record date does not need to be set, if the time and place thereof are announced at the meeting at which the adjournment is taken, unless such adjournment (together with any prior adjournments that did not have a new record date set) is for more than 60 days. The Partnership may transact any business at the adjourned meeting that might have been transacted at the original meeting.

        Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of our unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting, except that election of directors by unitholders may only be done at a meeting. Special meetings of our unitholders may be called by our general partner or by our unitholders owning at least 20% of the outstanding LP Units.

        Annual meetings of limited partners for the election of directors to the board of directors of our general partner (as described below), and such other matters as the board of directors of our general partner submits to a vote of the limited partners, will be held on the first Tuesday in June of each year or on such other date as is fixed by our general partner. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding LP Units, represented in person or by proxy, will constitute a quorum.

        Except as described below with respect to the election of directors, each record holder of a Unit has one vote per Unit, although additional limited partner interests having special voting rights could be issued. Please read "—Issuance of Additional Securities." Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise. With respect to the election of directors, our amended and restated partnership agreement provides that if, at any time, any person or group beneficially owns 20% or more of the outstanding LP Units, then all LP Units owned by such person or group in excess of 20% of the outstanding LP Units may not be voted, and in each case, the foregoing LP Units will not be counted when calculating the required votes for such matter and will not be deemed to be outstanding for purposes of determining a quorum for such meeting. Such LP Units will not be treated as a separate class for purposes of our amended and restated partnership agreement. Notwithstanding the foregoing, the board of directors of our general partner may, by action specifically referencing votes for the election of directors, determine that the limitation described above will not apply to a specific person or group. For so long as the general partner of Holdings has the right to designate any Holdco GP Directors (as defined below), BGH GP Holdings, LLC ("BGH GP"), ArcLight Capital Partners, LLC and Kelso & Company and their affiliates will not vote their LP Units in connection with the election of Public Directors (as defined below), and "Public Limited Partners" will be defined as all limited partners other than BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates. Once the general partner of Holdings ceases to have the right to designate any Holdco GP Directors, "Public Limited Partners" will mean all limited partners.

Board of Directors

        General.    The number of directors of our general partner's board will be not less than six and not more than nine. Any decrease in the number of directors by our general partner's board may not have the effect of shortening the term of any incumbent director. The board of directors of our general partner must maintain at least three directors meeting the independence and experience requirements of any national securities exchange on which our LP Units are listed or quoted

        Public Directors.    The Public Limited Partners (as defined in our amended and restated partnership agreement, and described above) are entitled to elect all members of the board of our general partner, other than the Holdco GP Directors, as described below (such directors elected by the Public Limited Partners are referred to as the "Public Directors"). The Public Directors are classified with respect to their terms of office by dividing them into three classes, each class to be as nearly equal in number as possible. The Public Directors that are designated to Class I will serve for an initial term that expires at the first annual meeting, the Public Directors designated to Class II will serve for an initial term that expires at the second annual meeting, and the Public Directors designated to Class III will serve for an initial term that expires at the third annual meeting. At each annual meeting of our unitholders, directors to replace Public Directors whose terms expire at such annual meeting will be elected to hold office until the third succeeding annual meeting. Each Public Director will hold office for the term for which such director is elected or until such director's earlier death, resignation or removal. Any vacancies may be filled by a majority of the remaining Public Directors then in office. A

Public Director may be removed only for cause and only upon a vote of the majority of the remaining Public Directors then in office.

        The amended and restated partnership agreement provides that the general partner of Holdings is entitled to designate up to two directors to the board of directors of our general partner. Such directors are referred to in the amended and restated partnership agreement as "Holdco GP Directors." Our amended and restated partnership agreement provides that the general partner of Holdings shall have the right to designate (a) two directors for so long as BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates (directly and indirectly), collectively own at least 10,495,107 LP Units or (b) one director for so long as they collectively own at least 5,247,554 LP Units. As of November 21, 2011, to our knowledge BGH GP, ArcLight Capital Partners, LLC and Kelso & Company and their affiliates collectively owned a number of LP Units that gives them the right to appoint one director to the board of our general partner, but have not exercised such right.

        Nominations of Public Directors.    Nominations of persons for election as Public Directors may be made at an annual meeting of the limited partners only (a) by or at the direction of the Public Directors or any committee thereof or (b) by any Public Limited Partner who (i) was a record holder at the time the notice provided for in our amended and restated partnership agreement is delivered to our general partner, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in our amended and restated partnership agreement.

        For any nominations brought before an annual meeting by a Public Limited Partner, the limited partner must give timely notice thereof in writing to our general partner. The notice must contain certain information as described in our amended and restated partnership agreement. To be timely, a Public Limited Partner's notice must be delivered to our general partner not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the limited partner must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by us or our general partner). The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a limited partner's notice as described above.

        In the event that the number of Public Directors is increased effective at an annual meeting and there is no public announcement by us or our general partner naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting, a Public Limited Partner's notice will also be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to our general partner not later than the close of business on the 10th day following the day on which such public announcement is first made by us or our general partner.

        Nominations of persons for election as Public Directors also may be made at a special meeting of limited partners at which directors are to be elected in accordance with the provisions of our amended and restated partnership agreement.

        Only such persons who are nominated in accordance with the procedures set forth in our amended and restated partnership agreement will be eligible to be elected at an annual or special meeting of limited partners to serve as Public Directors. Notwithstanding the foregoing, unless otherwise required by law, if the Public Limited Partner who nominated a person to serve as a Public Director (or a qualified representative of the limited partner) does not appear at the annual or special meeting of limited partners to present such nomination, such nomination will be disregarded notwithstanding that proxies in respect of such vote may have been received by our general partner or us.

        In addition to the provisions described above and in our amended and restated partnership agreement, a Public Limited Partner must also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder; provided, however, that any references in our amended and restated partnership agreement to the Exchange Act or the rules promulgated thereunder are not intended to and do not limit any requirements applicable to nominations pursuant to our amended and restated partnership agreement, and compliance with our amended and restated partnership agreement is the exclusive means for a limited partner to make nominations.

Indemnification

        Our amended and restated partnership agreement and the agreements of limited partnership or operating agreements of our subsidiaries, as the case may be (together with our amended and restated partnership agreement, the "Organizational Agreements") provide that we or our subsidiaries, as the case may be, shall indemnify (to the extent permitted by applicable law) certain persons (each, an "Indemnitee") against expenses (including legal fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such Indemnitee in connection with any threatened, pending or completed claim, demand, action, suit or proceeding (a "claim") to which the Indemnitee is or was an actual or threatened party and which relates to the Organizational Agreements or our, or any or our subsidiaries', property, business, affairs or management. This indemnity is available only if the Indemnitee acted in good faith and the action or omission which is the basis of such claim, demand, action, suit or proceeding does not involve the gross negligence or willful misconduct of such Indemnitee. Indemnitees include our general partner, any affiliates of such general partner, any person who is or was a director, officer, manager, member, employee or agent of such general partner or any affiliate, or any person who is or was serving at the request of such general partner or any such affiliate as a director, officer, manager, member, partner, trustee, employee or agent of another individual, corporation, limited liability company, partnership, trust, unincorporated organization, association or other entity; and an Indemnitee shall be indemnified only in connection with any claim made by reason of such Indemnitee's status as such or any action taken or omitted to be taken in the Indemnitee's capacity as such. Expenses subject to indemnity will be paid by us to the Indemnitee in advance, subject to receipt of an undertaking by or on behalf of the Indemnitee to repay such amount if it is ultimately determined by a court of competent jurisdiction that the Indemnitee is not entitled to indemnification. We maintain a liability insurance policy on behalf of certain of the Indemnitees.

        Section 18-108 of the Delaware Limited Liability Company Act provides that, subject to such standards and restrictions set forth in its limited liability company agreement, a Delaware limited liability company may indemnify and hold harmless any member or manager or other person from and against any and all claims and demands whatsoever. Article V of the amended and restated limited liability company agreement of our general partner currently provides for the indemnification of affiliates of our general partner and members, managers, partners, officers, directors, employees, agents and trustees of our general partner or any affiliate of our general partner and such persons who serve at the request of our general partner as members, managers, partners, officers, directors, employees, agents, trustees and fiduciaries of any other enterprise against certain liabilities under certain circumstances.

 DESCRIPTION OF DEBT SECURITIES

        The debt securities will be our direct unsecured general obligations and will be issued under an Indenture, dated July 10, 2003, between us and U.S. Bank National Association, as successor trustee, and a supplemental indenture thereto. This Indenture, as supplemented by any supplemental indentures relating to debt securities to be issued hereunder, is referred to herein as the Indenture, and U.S. Bank National Association, as successor trustee, is referred to herein as the Trustee.

        The debt securities will be governed by the provisions of the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended. We and the Trustee have entered into supplements to the Indenture, and may enter into future supplements to the Indenture from time to time. We have summarized selected provisions of the Indenture below. The Indenture has been incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. You should read the Indenture for provisions that may be important to you, because the Indenture, and not this description, governs your rights as a holder of debt securities. In the summary below, we have included references to section numbers of the Indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the Indenture.

Specific Terms of Each Series of Debt Securities in the Prospectus Supplement

        A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  •
  the form and title of the debt securities;

  •
  the total principal amount of the debt securities;

  •
  the portion of the principal amount which will be payable if the maturity of the debt securities is accelerated;

  •
  any right we may have to defer payments of interest by extending the dates payments are due and whether interest on those deferred amounts will be payable as well;

  •
  the dates on which the principal of the debt securities will be payable;

  •
  the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

  •
  any optional redemption provisions;

  •
  any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

  •
  any changes to or additional Events of Default or covenants; and

  •
  any other terms of the debt securities.

No Limitation on Amount of Debt Securities

        The Indenture does not limit the amount of debt securities that may be issued. The Indenture allows debt securities to be issued up to any principal amount that may be authorized by us and may be in any currency or currency unit designated by us. (Section 3.01)

Registration of Notes

        Debt securities of a series may be issued in certificated or global form. (Sections 2.01 and 2.02)

Denominations

        The prospectus supplement for each issuance of debt securities will state whether the securities will be issued in amounts other than $1,000 each or multiples thereof. (Section 3.02)

No Personal Liability of General Partner

        Our general partner and its directors, officers, employees and sole member will not have any liability for our obligations under the Indenture or the debt securities. Each holder of debt securities by accepting a debt security waives and releases our general partner and its directors, officers, employees and sole member from all such liability. (Section 1.15) The waiver and release are part of the consideration for the issuance of the debt securities.

Consolidation, Merger or Sale

        We will only consolidate or merge with or into any other partnership or corporation or sell, lease or transfer all or substantially all of our assets according to the terms and conditions of the Indenture, which includes the following requirements:

  •
  the remaining or acquiring partnership or corporation is organized under the laws of the United States, any state or the District of Columbia;

  •
  the remaining or acquiring partnership or corporation assumes our obligations under the Indenture; and

  •
  immediately after giving effect to the transaction no Event of Default exists.

        The remaining or acquiring partnership or corporation will be substituted for us in the Indenture with the same effect as if it had been an original party to the Indenture. Thereafter, the successor may exercise our rights and powers under the Indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our Board of Directors or any of our officers may be done by the board of directors or officers of the successor. If we sell or transfer all or substantially all of our assets, the purchaser must assume all of our liabilities and obligations under the Indenture and under the debt securities, and, as a result we will be released from such liabilities and obligations. (Sections 8.01 and 8.02)

Modification of the Indenture

        Under the Indenture, generally, our rights and obligations and the rights of the holders of debt securities may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, is effective against any holder without its consent. We and the Trustee may amend the Indenture without the consent of any holder of the debt securities to make technical changes, such as:

  •
  correcting errors;

  •
  providing for a successor trustee;

  •
  qualifying the Indenture under the Trust Indenture Act; or

  •
  adding provisions relating to a particular series of debt securities. (Sections 9.01 and 9.02)

Events of Default

        "Event of Default," when used in the Indenture, will mean any of the following:

  •
  failure to pay the principal of or any premium on any debt security when due;

  •
  failure to pay interest on any debt security for 30 days;

  •
  failure to perform any other covenant in the Indenture that continues for 90 days after being given written notice;

  •
  failure to pay when due principal of or interest on debt greater than $100 million of the Partnership or any Subsidiary (as defined below) or acceleration of such debt;

  •
  specific events in bankruptcy, insolvency or reorganization of the Partnership or our Subsidiaries; or

  •
  any other Event of Default included in the Indenture or a supplemental indenture. (Section 5.01)

        An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The Trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the interests of the holders. (Section 6.02)

        If an Event of Default for any series of debt securities occurs and continues, the Trustee or the holders of not less than 25% in aggregate principal amount of the debt securities outstanding of that series may declare the entire principal of and accrued and unpaid interest, if any, on all the debt securities of that series to be due and payable immediately. If this happens, subject to specific conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration. (Section 5.02)

        Other than its duties in case of a default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity or security satisfactory to the Trustee. (Section 6.01) If they provide this satisfactory indemnification or security, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of debt securities unless contrary to law. (Section 5.12)

Limitations on Liens

        The Indenture provides that the Partnership will not, nor will it permit any Restricted Subsidiary (as defined below) to, create, assume, incur or suffer to exist any lien upon any Principal Property (as defined below) or upon any shares of capital stock of any Restricted Subsidiary (if such Restricted Subsidiary is a corporation) owning or leasing any Principal Property, whether owned or leased on the date of the Indenture or thereafter acquired, to secure any debt of the Partnership or any other person (other than the debt securities issued thereunder), without in any such case making effective provision whereby all of the debt securities outstanding thereunder shall be secured equally and ratably with, or prior to, such debt so long as such debt shall be so secured. The following are excluded from this restriction:

  (1)
  Permitted Liens (as defined below);

  (2)
  any lien upon any property or assets created at the time of acquisition of such property or assets by the Partnership or any Restricted Subsidiary or within one year after such time to secure all or a portion of the purchase price for such property or assets or debt incurred to finance such purchase price, whether such debt was incurred prior to, at the time of or within one year after the date of such acquisition;

  (3)
  any lien upon any property or assets to secure all or part of the cost of construction, development, repair or improvements thereon or to secure debt incurred prior to, at the time of, or within one year after completion of such construction, development, repair or improvements or the commencement of full operations thereof (whichever is later), to provide funds for any such purpose;

  (4)
  any lien upon any property or assets existing thereon at the time of the acquisition thereof by the Partnership or any Restricted Subsidiary (whether or not the obligations secured thereby are assumed by the Partnership or any Restricted Subsidiary), provided, however, that such lien only encumbers the property or assets so acquired;

  (5)
  any lien upon any property or assets of a person existing thereon at the time such person becomes a Restricted Subsidiary by acquisition, merger or otherwise, provided, however, that such lien only encumbers the property or assets of such person at the time such person becomes a Restricted Subsidiary;

  (6)
  any lien upon any property or assets of the Partnership or any Restricted Subsidiary in existence on the Issue Date (as defined below) or provided for pursuant to agreements existing on the Issue Date;

  (7)
  liens imposed by law or order as a result of any proceeding before any court or regulatory body that is being contested in good faith, and liens which secure a judgment or other court-ordered award or settlement in an aggregate amount not in excess of $1 million as to which the Partnership or the applicable Restricted Subsidiary has not exhausted its appellate rights;

  (8)
  liens arising in connection with Sale-Leaseback Transactions (as defined below) permitted under the Indenture as described below; or

  (9)
  any extension, renewal, refinancing, refunding or replacement, or successive extensions, renewals, refinancings, refundings or replacements of liens, in whole or in part, referred to in clauses (1) through (8) above, provided, however, that any such extension, renewal, refinancing, refunding or replacement lien shall be limited to the property or assets covered by the lien extended, renewed, refinanced, refunded or replaced and that the obligations secured by any such extension, renewal, refinancing, refunding or replacement lien shall be in an amount not greater than the amount of the obligations secured by the lien extended, renewed, refinanced, refunded or replaced and any expenses of the Partnership and its Restricted Subsidiaries (including any premium) incurred in connection with such extension, renewal, refinancing, refunding or replacement;

  (10)
  any lien resulting from the deposit of moneys or evidence of indebtedness in trust for the purpose of defeasing debt of the Partnership or any Restricted Subsidiary.

        Notwithstanding the foregoing, under the Indenture, the Partnership may, and may permit any Restricted Subsidiary to, create, assume, incur, or suffer to exist any lien upon any Principal Property to secure debt of the Partnership or any person other than the debt securities, that is not excepted by clauses (1) through (10), inclusive, above without securing the debt securities issued under the Indenture, provided that the aggregate principal amount of all debt then outstanding secured by such lien and all similar liens, together with all net sale proceeds from Sale-Leaseback Transactions, excluding Sale-Leaseback Transactions permitted by clauses (1) through (4), inclusive, of the first paragraph of the restriction on sale-leasebacks covenant described below, does not exceed 10% of Consolidated Net Tangible Assets (as defined below). (Section 10.06)

        "Consolidated Net Tangible Assets" means, at any date of determination, the total amount of assets after deducting therefrom:

  (1)
  all current liabilities excluding:

  •
  any current liabilities that by their terms are extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed; and

  •
  current maturities of long-term debt,

        and

  (2)
  the value, net of any applicable reserves, of all goodwill, trade names, trademarks, patents and other like intangible assets, all as set forth, on the consolidated balance sheet of the Partnership and its consolidated subsidiaries for the Partnership's most recently completed fiscal quarter, prepared in accordance with generally accepted accounting principles.

        "Issue Date" means with respect to any series of debt securities issued under either Indenture the date on which debt securities of that series are initially issued under that Indenture.

        "Material Adverse Effect" means:

  (1)
  an impairment of the operation by the Partnership and its Restricted Subsidiaries of the pipeline systems of the Partnership and its Restricted Subsidiaries which materially adversely affects the manner in which such pipeline systems, taken as a whole, have been operated by the Partnership and its Restricted Subsidiaries (whether due to damage to, or a defect in the right, title or interest of the Partnership or any of its Restricted Subsidiaries in and to, any of the assets constituting such pipeline system or for any other reason);

  (2)
  a material decline in the financial condition or results of operations or business prospects of the Partnership and its Restricted Subsidiaries, taken as a whole; or

  (3)
  an inability of the Partnership to make timely payments of principal and interest on the Securities, in each case as a result (whether or not simultaneous) of the occurrence of one or more events and/or the materialization or failure to materialize of one or more conditions and/or the taking of or failure to take one or more actions described in this Indenture by reference to a Material Adverse Effect.

        "Permitted Liens" means:

  (1)
  liens upon rights-of-way for pipeline purposes;

  (2)
  any statutory or governmental lien or lien arising by operation of law, or any mechanics', repairmen's, materialmen's, suppliers', carriers', landlords', warehousemen's or similar lien incurred in the ordinary course of business which is not yet due or which is being contested in good faith by appropriate proceedings and any undetermined lien which is incidental to construction, development, improvement or repair;

  (3)
  the right reserved to, or vested in, any municipality or public authority by the terms of any right, power, franchise, grant, license, permit or by any provision of law, to purchase or recapture or to designate a purchaser of, any property;

  (4)
  liens of taxes and assessments which are:

  •
  for the then current year,

  •
  not at the time delinquent, or

  •
  delinquent but the validity of which is being contested at the time by the Partnership or any Restricted Subsidiary in good faith;

  (5)
  liens of, or to secure performance of, leases, other than capital leases;

  (6)
  any lien upon, or deposits of, any assets in favor of any surety company or clerk of court for the purpose of obtaining indemnity or stay of judicial proceedings;

  (7)
  any lien upon property or assets acquired or sold by the Partnership or any Restricted Subsidiary resulting from the exercise of any rights arising out of defaults on receivables;

  (8)
  any lien incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance, temporary disability, social security, retiree health or similar laws or regulations or to secure obligations imposed by statute or governmental regulations;

  (9)
  any lien in favor of the Partnership or any Restricted Subsidiary;

  (10)
  any lien in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, to secure partial, progress, advance, or other payments pursuant to any contract or statute, or any debt incurred by the Partnership or any Restricted Subsidiary for the purpose of financing all or any part of the purchase price of, or the cost of constructing, developing, repairing or improving, the property or assets subject to such lien;

  (11)
  any lien securing industrial development, pollution control or similar revenue bonds;

  (12)
  any lien securing debt of the Partnership or any Restricted Subsidiary, all or a portion of the net proceeds of which are used, substantially concurrent with the funding thereof (and for purposes of determining such "substantial concurrence," taking into consideration, among other things, required notices to be given to holders of outstanding securities under the Indenture (including the debt securities) in connection with such refunding, refinancing or repurchase, and the required corresponding durations thereof), to refinance, refund or repurchase all outstanding securities under the Indenture (including the debt securities), including the amount of all accrued interest thereon and reasonable fees and expenses and premium, if any, incurred by the Partnership or any Restricted Subsidiary in connection therewith;

  (13)
  liens in favor of any Person (as defined below) to secure obligations under the provisions of any letters of credit, bank guarantees, bonds or surety obligations required or requested by any governmental authority in connection with any contract or statute;

  (14)
  any lien upon or deposits of any assets to secure performance of bids, trade contracts, leases or statutory obligations;

  (15)
  any lien or privilege vested in any grantor, lessor or licensor or permittor for rent or other charges due or for any other obligations or acts to be performed, the payment of which rent or other charges or performance of which other obligations or acts is required under leases, easements, rights-of-way, leases, licenses, franchises, privileges, grants or permits, so long as payment of such rent or the performance of such other obligations or acts is not delinquent or the requirement for such payment or performance is being contested in good faith by appropriate proceedings;

  (16)
  defects and irregularities in the titles to any property which do not have a Material Adverse Effect (as defined above);

  (17)
  easements, exceptions or reservations in any property of the Partnership or any of its Restricted Subsidiaries granted or reserved for the purpose of pipelines, roads, the removal of oil, gas, coal or other minerals, and other like purposes for the joint or common use of real property, facilities and equipment, which do not have a Material Adverse Effect;

  (18)
  rights reserved to or vested in any grantor, lessor, licensor, municipality or public authority to control or regulate any property of the Partnership or any of its Restricted Subsidiaries or to use any such property, provided that the Partnership or such Restricted Subsidiary shall not be in default in respect of any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such grantor, lessor, licensor, municipality or public authority; and provided, further, that such control, regulation or use will not have a Material Adverse Effect;

  (19)
  any obligations or duties to any municipality or public authority with respect to any lease, easement, right-of-way, license, franchise, privilege, permit or grant; or

  (20)
  liens or burdens imposed by any law or governmental regulation, including, without limitation, those imposed by environmental and zoning laws, ordinances, and regulations; provided, in each case, the Partnership or any of its Restricted Subsidiaries is not in default in any material obligation (except that the Partnership or such Restricted Subsidiary may be contesting any such obligation in good faith) to such Person in respect of such property; provided, further, that the existence of such liens and burdens do not have a Material Adverse Effect.

        "Person" means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, other entity, unincorporated organization or government or any agency or political subdivision thereof.

        "Principal Property" means, whether owned or leased on the date of the Indenture or thereafter acquired:

  (1)
  any pipeline assets of the Partnership or any Subsidiary (as defined below), including any related facilities employed in the transportation, distribution, storage or marketing of refined petroleum products, that are located in the United States of America or any territory or political subdivision thereof; and

  (2)
  any processing or manufacturing plant or terminal owned or leased by the Partnership or any Subsidiary that is located in the United States or any territory or political subdivision thereof, except, in the case of either of the foregoing clauses (1) or (2):

  •
  any such assets consisting of inventories, furniture, office fixtures and equipment, including data processing equipment, vehicles and equipment used on, or useful with, vehicles, and

  •
  any such assets, plant or terminal which, in the good faith opinion of the Board of Directors, is not material in relation to the activities of the Partnership or of the Partnership and our Subsidiaries (as defined below), taken as a whole.

        "Restricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has not been designated by the Board of Directors, at its creation or acquisition, as an Unrestricted Subsidiary (as defined below). The Partnership may thereafter redesignate an Unrestricted Subsidiary as a Restricted Subsidiary and it will thereafter be a Restricted Subsidiary, provided that such Restricted Subsidiary may not thereafter be redesignated as an Unrestricted Subsidiary, and provided, further, that no Subsidiary may be designated as an Unrestricted Subsidiary at any time other than at its creation or acquisition.

        "Sale-Leaseback Transaction" means the sale or transfer by the Partnership or any Subsidiary of any Principal Property to a Person (other than the Partnership or a Subsidiary) and the taking back by the Partnership or any Subsidiary, as the case may be, of a lease of such Principal Property.

        "Subsidiary" means, with respect to any Person:

  (1)
  any corporation, association or other business entity of which more than 50% of the total voting power of shares of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof; or

  (2)
  in the case of a partnership, more than 50% of the partners' equity interests, considering all partners' equity interests as a single class is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or combination thereof.

        "Unrestricted Subsidiary" shall mean the subsidiaries of the Partnership identified on Exhibit A of the Indenture as well as any Subsidiary of the Partnership formed after the date of the Indenture that has been designated by the Board of Directors as an "Unrestricted Subsidiary" at the time of its creation or acquisition, provided that no Debt or other obligation of such Unrestricted Subsidiary may be assumed or guaranteed by the Partnership or any Restricted Subsidiary, nor may any asset of the Partnership or any Restricted Subsidiary, directly or indirectly, contingently or otherwise, become encumbered or otherwise subject to the satisfaction thereof.

Limitations on Sale-Leasebacks

        The Indenture provides that the Partnership will not, and will not permit any Subsidiary to, engage in a Sale-Leaseback Transaction, unless:

  (1)
  such Sale-Leaseback Transaction occurs within one year from the date of completion of the acquisition of the Principal Property subject thereto or the date of the completion of construction, development or substantial repair or improvement, or commencement of full operations of such Principal Property, whichever is later;

  (2)
  the Sale-Leaseback Transaction involves a lease for a period, including renewals, of not more than three years;

  (3)
  the Attributable Indebtedness (as defined below) from that Sale-Leaseback transaction is an amount equal to or less than the amount the Partnership or such Subsidiary would be allowed to incur as debt secured by a lien on the Principal Property subject thereto without equally and ratably securing the debt securities; or

  (4)
  the Partnership or such Subsidiary, within a one-year period after such Sale-Leaseback Transaction, applies or causes to be applied an amount not less than the net sale proceeds from such Sale-Leaseback Transaction to (A) the prepayment, repayment, redemption, reduction or retirement of any Pari Passu Debt (as defined below) of the Partnership or any Subsidiary, or (B) the expenditure or expenditures for Principal Property used or to be used in the ordinary course of business of the Partnership or our Subsidiaries.

        Notwithstanding the foregoing, under the Indenture the Partnership may, and may permit any Subsidiary to, effect any Sale-Leaseback Transaction that is not excepted by clauses (1) through (4), inclusive, of the above paragraph, provided that the Attributable Indebtedness from such Sale-Leaseback Transaction, together with the aggregate principal amount of then outstanding debt (other than the debt securities) secured by liens upon Principal Properties not excepted by clauses (1) through (10), inclusive, of the first paragraph of the limitation on liens covenant described above, do not exceed 10% of the Consolidated Net Tangible Assets. (Section 10.07)

        "Attributable Indebtedness," when used with respect to any Sale-Leaseback Transaction, means, as at the time of determination, the present value, discounted at the rate set forth or implicit in the terms of the lease included in such transaction, of the total obligations of the lessee for rental payments, other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights during the remaining term of the lease included in such Sale-Leaseback Transaction including any period for which such lease has been extended. In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated, in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated, or the amount determined assuming no such termination.

        "Funded Debt" means all debt maturing one year or more from the date of the creation thereof, all debt directly or indirectly renewable or extendible, at the option of the debtor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of the creation thereof, and all debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more.

        "Pari Passu Debt" means any Funded Debt of the Partnership, whether outstanding on the Issue Date or thereafter created, incurred or assumed, unless, in the case of any particular Funded Debt, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Funded Debt shall be subordinated in right of payment to the debt securities.

Payment and Transfer

        Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the Indenture or any prospectus supplement. Other forms of payment relating to the debt securities will be paid at a place designated by us and specified in a prospectus supplement. (Section 3.07)

        Fully registered securities may be transferred or exchanged at the corporate trust office of the Trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge. (Section 3.05)

Discharging Our Obligations

        We may choose to either discharge our obligations on the debt securities of any series in a legal defeasance, or to release ourselves from our covenant restrictions on the debt securities of any series in a covenant defeasance. We may do so at any time after we deposit with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If we choose the legal defeasance option, the holders of the debt securities of the series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of debt securities, replacement of lost, stolen, destroyed or mutilated debt securities, conversion or exchange of debt securities, sinking fund payments and receipt of principal and interest on the original stated due dates or specified redemption dates. (Section 13.02)

        We may discharge our obligations under the Indenture or release ourselves from covenant restrictions only if, in addition to making the deposit with the Trustee, we meet some specific requirements. Among other things:

  •
  we must deliver an opinion of our legal counsel that the discharge will not result in holders having to recognize taxable income or loss or subject them to different tax treatment. In the case of legal defeasance, this opinion must be based on either an Internal Revenue Service, or IRS, letter ruling or change in federal tax law;

  •
  we may not have a default on the debt securities discharged on the date of deposit;

  •
  the discharge may not violate any of our agreements; and

  •
  the discharge may not result in our becoming an investment company in violation of the Investment Company Act of 1940. (Section 13.03)

Book Entry, Delivery and Form

        The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that will be deposited with a depositary identified in a prospectus supplement.

        Unless otherwise stated in any prospectus supplement, The Depository Trust Company, New York, New York, or DTC, will act as depositary. Book-entry notes of a series will be issued in the form of a global note that will be deposited with DTC. This means that we will not issue certificates to each holder. One global note will be issued to DTC who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant will then keep a record of its clients who purchased the notes. Unless it is exchanged in whole or in part for a certificate note, a global note may not be transferred; except that DTC, its nominees and their successors may transfer a global note as a whole to one another.

        Beneficial interests in global notes will be shown on, and transfers of global notes will be made only through, records maintained by DTC and its participants.

        DTC has provided us the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New

York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also records the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for Direct Participant's accounts. This eliminates the need to exchange certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

        According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a Direct Participant. The rules that apply to DTC and its participants are on file with the SEC.

        DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and by the Financial Industry Regulatory Authority.

        We will wire principal and interest payments to DTC's nominee. We and the Trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes.

        It is DTC's current practice, upon receipt of any payment of principal or interest, to credit Direct Participants' accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to Direct Participants whose accounts are credited with notes on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with notes held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the Trustee or us.

        Notes represented by a global note will be exchangeable for certificate notes with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

  •
  we determine not to require all of the notes of a series to be represented by a global note and notify the Trustee of our decision.

The Trustee

        Resignation or Removal of Trustee.    Under the Indenture and the Trust Indenture Act of 1939, as amended, governing Trustee conflicts of interest, any uncured conflict of interest with respect to any series of debt securities will force the Trustee to resign as trustee under the Indenture. Any resignation will require the appointment of a successor trustee under the Indenture in accordance with its terms and conditions.

        The Trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the Trustee with respect to the debt securities of such series. (Section 6.10)

        Limitations on Trustee if it is Our Creditor.    The Indenture contains limitations on the right of the Trustee thereunder, in the event that it becomes a creditor of the Partnership, to obtain payment of claims in some cases, or to realize on property received in respect of any such claim as security or otherwise. (Section 6.13)

        Certificates to Be Furnished to Trustee.    The Indenture provides that, in addition to other certificates that may be specifically required by other provisions of the Indenture, every application by us for action by the Trustee shall be accompanied by an officers' certificate stating that, in the opinion of the signers, all conditions precedent to such action have been complied with. (Section 1.02)

 MATERIAL TAX CONSEQUENCES

        This section is a summary of the material federal income tax consequences that may be relevant to prospective unitholders. To the extent this section discusses federal income taxes, that discussion is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations thereunder (the "Treasury Regulations"), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the U.S. federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to "us" or "we" are references to Buckeye Partners, L.P. and our operating subsidiaries.

        Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), whose functional currency is the U.S. dollar and who hold LP Units as capital assets (generally, property that is held for investment). This section has only limited applicability to corporations, partnerships (and entities treated as partnerships for U.S. federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts, employee benefit plans, real estate investment trusts or mutual funds. Accordingly, because unitholders may have unique circumstances beyond the scope of the discussion herein, we encourage each prospective unitholder to consult such unitholder's own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from its ownership or disposition of its LP Units.

        We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel's best legal judgment and does not bind the Internal Revenue Service (the "IRS") or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for our LP Units and the prices at which such LP Units trade. In addition, our costs of any contest with the IRS, principally legal, accounting and related fees, will be borne indirectly by our unitholders because the costs will reduce our cash available for distribution. Furthermore, our tax treatment, or the tax treatment of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which might be retroactively applied.

        For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose LP Units are loaned to a short seller to cover a short sale of LP Units (please read "—Tax Consequences of LP Unit Ownership—Treatment of Short Sales"); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read "—Disposition of LP Units—Allocations Between Transferors and Transferees"); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read "Tax Consequences of LP Unit Ownership—Section 754 Election" and "—Uniformity of LP Units").

Taxation of the Partnership

        Partnership Status.    We are treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for federal income taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. Distributions by us to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed to a unitholder exceeds the unitholder's adjusted tax basis in its LP Units.

        Section 7704 of the Code generally provides that publicly traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly traded consists of "qualifying income," the partnership may continue to be treated as a partnership for U.S. federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the transportation, storage, refining, processing and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time.

        Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes for the current year. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

  (a)
  Other than Buckeye Development & Logistics I LLC, neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes;

  (b)
  For each taxable year of our existence that is subject to the Qualifying Income Exception, more than 90% of our gross income has been income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code; and

  (c)
  Each hedging transaction that we treat as resulting in qualifying income has been appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been associated with crude oil, natural gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined generate qualifying income.

        We believe that these representations are true and expect that these representations will be true in the future.

        If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then distributed that stock to our unitholders in liquidation of their interests in us. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

        If for any reason we are taxable as a corporation, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Accordingly, our taxation as a corporation would materially reduce our cash distributions to unitholders and thus would likely substantially reduce the value of our LP Units. In addition, any distribution made to a unitholder would be treated as (i) a taxable dividend income to the extent of our current or accumulated earnings and profits then (ii) a nontaxable return of capital to the extent of the unitholder's tax basis in our LP Units and thereafter (iii) taxable capital gain.

        The remainder of this discussion is based on Vinson & Elkins L.L.P.'s opinion that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of LP Unit Ownership

        Limited Partner Status.    Unitholders who have become limited partners of Buckeye Partners, L.P. will be treated as partners of Buckeye Partners, L.P. for federal income tax purposes. Also:

        (a)   assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners, and

        (b)   unitholders whose LP Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their LP Units will be treated as partners of Buckeye Partners, L.P. for federal income tax purposes. As there is no direct or indirect controlling authority addressing the federal tax treatment of assignees of LP Units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Vinson & Elkins L.L.P.'s opinion does not extend to these persons. Furthermore, a purchaser or other transferee of LP Units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of LP Units unless the LP Units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those LP Units.

        A beneficial owner of LP Units whose LP Units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those LP Units for federal income tax purposes. Please read "—Tax Consequences of LP Unit Ownership—Treatment of Short Sales."

        Income, gain, deductions, or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding LP Units in Buckeye Partners, L.P.

        The references to "unitholders" in the discussion that follows are to persons who are treated as partners in Buckeye Partners, L.P. for U.S. federal income tax purposes.

        Flow-Through of Taxable Income.    Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, and aside from any taxes paid by our corporate operating subsidiary, we do not pay any federal income tax. Rather, each unitholder will be required to report on its income tax return its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year without regard to whether we make cash distributions to such unitholder. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

        Basis of LP Units.    A unitholder's U.S. federal income tax basis in its LP Units initially will be the amount it paid for those LP Units plus its share of our nonrecourse liabilities at the time of purchase. That basis will be (i) increased by the unitholder's share of our income and by any increases in such unitholder's share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions to it, by its share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized.

        Treatment of Distributions.    Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder's tax basis in its LP Units, in which case the unitholder will recognize gain taxable in the manner described below under "—Disposition of LP Units."

        Any reduction in a unitholder's share of our "nonrecourse liabilities" (liabilities for which no partner bears the economic risk of loss) will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder's percentage interest in us because of our issuance of additional LP Units will decrease the unitholder's share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non pro-rata distribution. For purposes of the foregoing, a unitholder's share of our nonrecourse liabilities generally will be based upon that unitholder's share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder's share of our profits. Please read "Disposition of LP Units."

        A non-pro rata distribution of money or property (including a deemed distribution described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder's share of our "unrealized receivables," including depreciation recapture and substantially appreciated "inventory items," both as defined in Section 751 of the Code ("Section 751 Assets"). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for an allocable portion of the non-pro rata distribution. This latter deemed exchange generally will result in the unitholder's realization of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder's tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

        Limitations on Deductibility of Losses.    The deduction by a unitholder of its share of our losses will be limited to the lesser of (i) the unitholder's tax basis in its LP Units, and (ii) in the case of a unitholder who is an individual, estate, trust or corporation (if more than 50% of the corporation's stock is owned directly or indirectly by or for five or fewer individuals or a specific type of tax exempt organization), the amount for which the unitholder is considered to be "at risk" with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its LP Units, reduced by (1) any portion of that basis attributable to the unitholder's share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its LP Units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the LP Units for repayment.

        A unitholder subject to the basis and at risk limitation must recapture losses deducted in previous years to the extent that distributions cause the unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder's tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of LP Units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

        In addition to the basis and at risk limitations, passive activity loss limitations generally limit the deductibility of losses incurred by individuals, estates, trusts, some closely held corporations and personal service corporations from "passive activities" (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments (including our investments or a unitholder's investments in other publicly traded partnerships), or a unitholder's salary or active business income.

Passive losses that are not deductible because they exceed a unitholder's share of income we generate may be deducted in full when the unitholder disposes of all of its LP Units in a fully taxable transaction with an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions, including the at risk and basis limitations.

        Limitations on Interest Deductions.    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of that taxpayer's "net investment income." Investment interest expense includes:

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  interest on indebtedness properly allocable to property held for investment;

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  our interest expense attributed to portfolio income; and

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  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

        The computation of a unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry an LP Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Such term generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder's share of a publicly-traded partnership's portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

        Entity-Level Collections of Unitholder Taxes.    If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder, we are authorized to pay those taxes and treat the payment as a distribution of cash to the relevant unitholder. Where the relevant unitholder's identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

        Allocation of Income, Gain, Loss and Deduction.    In general, our items of income, gain, loss and deduction will be allocated among the unitholders in accordance with their percentage interests in us. However, specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and any time we issue additional LP Units (a "Book-Tax Disparity"). In connection with providing this benefit to any future unitholders, similar allocations will be made to all holders of partnership interests immediately prior to such other transactions to account for the difference between the "book" basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In certain circumstances, it may also be necessary to make special allocations among the holders of LP Units and the holders of Class B Units in order to allow for economic uniformity among the Units. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

        An allocation of items of our income, gain, loss or deduction, generally must have "substantial economic effect" as determined under Treasury Regulations. If an allocation does not have substantially economic effect, it will be reallocated to our unitholders on the basis of their interests in us, which will be determined by taking into account all the facts and circumstances, including

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  its relative contributions to us;

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  the interests of all the unitholders in profits and losses;

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  the interest of all the unitholders in cash flow; and

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  the rights of all the unitholders to distributions of capital upon liquidation.

        Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in "—Section 754 Election" and "—Disposition of LP Units—Allocations Between Transferors and Transferees," allocations under our partnership agreement will be given substantial economic effect.

        Treatment of Short Sales.    A unitholder whose LP Units are loaned to a "short seller" to cover a short sale of LP Units may be treated as having disposed of those LP Units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those LP Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those LP Units would not be reportable by the unitholder, and (ii) any cash distributions received by the unitholder as to those LP Units would be fully taxable, possibly as ordinary income.

        Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder whose LP Units are loaned to a short seller to cover a short sale of our LP Units. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their LP Units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read "—Disposition of LP Units—Recognition of Gain or Loss."

        Alternative Minimum Tax.    If a unitholder is subject to federal alternative minimum tax, such tax will apply to such unitholder's distributive share of any items of our income, gain, loss or deduction. The current alternative minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors with respect to the impact of an investment in our LP Units on their alternative minimum tax liability.

        Tax Rates.    Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

        A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder's allocable share of our income and gain realized by a unitholder from a sale of LP Units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder's net investment income from all investments, or (ii) the amount by which the unitholder's modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

        Section 754 Election.    We have made the election permitted by Section 754 of the Code. That election will generally permit us to adjust the tax bases in our assets as to specific purchased LP Units under Section 743(b) of the Code to reflect the purchase price of such LP Units. The Section 743(b) adjustment separately applies to each unitholder who purchases LP Units from another unitholder based upon the values of our assets which may be higher or lower than their bases at the time of the LP Unit purchase. The Section 743(b) adjustment does not apply to a person who purchases LP Units directly from us. For purposes of this discussion, a Partnership unitholder's inside basis in our assets will be considered to have two components: (1) its share of our tax basis in our assets ("common basis") and (2) its Section 743(b) adjustment to that tax basis.

        Under Treasury Regulations, a Section 743(b) adjustment attributable to property depreciable under Section 168 of the Code may be amortizable over the remaining cost recovery period for such property, while a Section 743(b) adjustment attributable to properties subject to depreciation under Section 167 of the Code must be amortized straight-line or using the 150% declining balance method. As a result, if we owned any assets subject to depreciation under Section 167 of the Code, the amortization rates could give rise to differences in the taxation of unitholders purchasing LP Units from us and unitholders purchasing from other unitholders.

        Under our partnership agreement, we are authorized to take a position to preserve the uniformity of LP Units even if that position is not consistent with these or any other Treasury Regulations. Please read "—Uniformity of LP Units." Consistent with this authority, we intend to treat properties depreciable under Section 167, if any, in the same manner as properties depreciable under Section 168 for this purpose. These positions are consistent with the methods employed by other publicly-traded partnerships but are inconsistent with the existing Treasury Regulations, and Vinson & Elkins L.L.P. has not opined on the validity of this approach.

        The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of LP Units. Because a unitholder's tax basis for its LP Units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder's basis in its LP Units, and may cause the unitholder to understate gain or overstate loss on any sale of such LP Units. Please read "—Disposition of LP Units—Recognition of Gain or Loss." If a challenge to such treatment were sustained, the gain from the sale of LP Units may be increased without the benefit of additional deductions.

        The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of LP Units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

        Accounting Method and Taxable Year.    We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its LP Units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read "—Disposition of LP Units—Allocations Between Transferors and Transferees."

        Tax Basis, Depreciation and Amortization.    The tax basis of our tangible assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. Please read "—Tax Consequences of LP Unit Ownership—Allocation of Income, Gain, Loss and Deduction."

        If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read "—Tax Consequences of LP Unit Ownership—Allocation of Income, Gain, Loss and Deduction" and "—Disposition of LP Units—Recognition of Gain or Loss."

        The costs we incur in offering and selling our LP Units (called "syndication expenses") must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

        Valuation and Tax Basis of Our Properties.    The federal income tax consequences of the ownership and disposition of LP Units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of LP Units

        Recognition of Gain or Loss.    A unitholder will be required to recognize gain or loss on a sale of LP Units equal to the difference between the unitholder's amount realized and tax basis for the LP Units sold. A unitholder's amount realized will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such LP Units. Because the amount realized includes a unitholder's share of our liabilities, the gain recognized on the sale of LP Units could result in a tax liability in excess of any cash received from the sale.

        Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of an LP Unit held for more than one year generally will be taxable as long-term capital gain or loss.

However, gain or loss recognized on the disposition of LP Units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, primarily depreciation recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of an LP Unit and may be recognized even if there is a net taxable loss realized on the sale of an LP Unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of LP Units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

        The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner's tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner's entire interest in the partnership.

        Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify LP Units transferred with an ascertainable holding period to elect to use the actual holding period of the LP Units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis LP Units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific LP Units sold for purposes of determining the holding period of LP Units transferred. A unitholder electing to use the actual holding period of LP Units transferred must consistently use that identification method for all subsequent sales or exchanges of our LP Units. A unitholder considering the purchase of additional LP Units or a sale of LP Units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

        Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an "appreciated" partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

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  a short sale;

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  an offsetting notional principal contract; or

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  a futures or forward contract with respect to the partnership interest or substantially identical property.

        Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

        Allocations Between Transferors and Transferees.    In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of LP Units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring LP Units may be allocated income, gain, loss and deduction realized after the date of transfer.

        Although there is no direct or indirect controlling authority on the issue, we intend to use our proration method because simplifying conventions are contemplated by the Code and most publicly traded partnerships use similar simplifying conventions. Recently, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders. Nonetheless, the safe harbor in the proposed regulations differs slightly from the proration method we have adopted, and the proposed regulations are not final and may change before being adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder's interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

        A unitholder who disposes of LP Units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to the month of disposition but will not be entitled to receive a cash distribution for that quarter.

        Notification Requirements.    A unitholder who sells or purchases any of its LP Units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). A purchaser of LP Units who purchases LP Units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the transaction. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of LP Units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

        Constructive Termination.    We will be considered to have terminated our partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same LP Unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder's taxable income for the year of termination.

        A constructive termination occurring on a date other than December 31 would result in us filing two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure, the IRS may allow, among other things, a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of LP Units

        Because we cannot match transferors and transferees of LP Units and for other reasons, we must maintain uniformity of the economic and tax characteristics of the LP Units to a purchaser of these LP Units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity could result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6), which is not anticipated to apply to a material portion of our assets. Any non-uniformity could have a negative impact on the value of the LP Units. Please read "—Tax Consequences of LP Unit Ownership—Section 754 Election."

        Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our LP Units even under circumstances like those described above. These positions may include reducing for some unitholders the depreciation, amortization or loss deductions to which they would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions. A unitholder's basis in LP Units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder's basis in its LP Units, and may cause the unitholder to understate gain or overstate loss on any sale of such LP Units. Please read "—Disposition of LP Units—Recognition of Gain or Loss" above and "—Tax Consequences of LP Unit Ownership—Section 754 Election" above. The IRS may challenge one or more of any positions we take to preserve the uniformity of LP Units. If such a challenge were sustained, the uniformity of LP Units might be affected, and, under some circumstances, the gain from the sale of LP Units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations, Non-U.S. Investors and Other Investors

        Ownership of LP Units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantial adverse tax consequences to them. Prospective unitholders who are tax-exempt entities or non-U.S. persons should consult their tax advisor before investing in our LP Units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

        Non-resident aliens and non-U.S. corporations, trusts or estates that own LP Units will be considered to be engaged in business in the United States because of their ownership of our LP Units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

        In addition, because a non-U.S. corporation that owns LP Units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U. S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the non-U.S. corporation's "U.S. net equity," which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the U.S. and the country in which the non-U.S. corporate unitholder is a "qualified resident." In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

        A non-U.S. unitholder who sells or otherwise disposes of an LP Unit will be subject to federal income tax on gain realized from the sale or disposition of that LP Unit to the extent the gain is effectively connected with a U.S. trade or business of the non-U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of "effectively connected income," a non-U.S. unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder's gain would be effectively connected with that unitholder's indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a non-U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of an LP Unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our LP Units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the LP Units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, non-U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their LP Units.

Administrative Matters

        Information Returns and Audit Procedures.    We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder's share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

        Neither we, nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible, and such a contention could negatively affect the value of the LP Units. The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year's tax liability, and possibly may result in an audit of its own return. Any audit of a unitholder's return could result in adjustments not related to our returns as well as those related to its returns.

        Partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code requires that one partner be designated as the "Tax Matters Partner" for these purposes, and our partnership agreement designates our general partner.

        The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate in that action.

        A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

        Nominee Reporting.    Persons who hold an interest in us as a nominee for another person are required to furnish to us:

  (1)
  the name, address and taxpayer identification number of the beneficial owner and the nominee;

  (2)
  a statement regarding whether the beneficial owner is:

  (a)
  a non-U.S. person;

  (b)
  a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

  (c)
  a tax-exempt entity;

  (3)
  the amount and description of LP Units held, acquired or transferred for the beneficial owner; and

  (4)
  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

        Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on LP Units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the LP Units with the information furnished to us.

        Accuracy-Related Penalties.    An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

        For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

  (1)
  for which there is, or was, "substantial authority;" or

  (2)
  as to which there is a reasonable basis and the relevant facts of that position are disclosed on the return.

        If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an "understatement" of income for which no "substantial authority" exists, we must disclose the relevant facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to "tax shelters," which we do not believe includes us, or any of our investments, plans or arrangements.

        A substantial valuation misstatement exists if (a) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (b) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (c) the net Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer's gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for a corporation other than an S Corporation or a personal holding company). The penalty is increased to 40% in the event of a gross valuation misstatement.

        Reportable Transactions.    If we were to engage in a "reportable transaction," we (and possibly our unitholders and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a "listed transaction" or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single tax year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly our unitholders' tax returns) would be audited by the IRS. Please read "—Administrative Matters—Information Returns and Audit Procedures."

        Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, our unitholders may be subject to the following additional consequences:

  •
  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at "—Accuracy-Related Penalties";

  •
  for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

  •
  in the case of a listed transaction, an extended statute of limitations.

        We do not expect to engage in any "reportable transactions."

State, Local and Other Tax Considerations

        In addition to federal income taxes, you will be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in more than 30 states, most of which impose income taxes. The Partnership also owns property and conducts business in Puerto Rico and Grand Bahama. Under current law, unitholders are not required to file a tax return or pay taxes in Puerto Rico or Grand Bahama. We may own property or do business in other states or foreign jurisdictions in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Unitholders may not be required to file a return and pay taxes in some states because your income from that state falls below the filing and payment requirement.

        Unitholders will be required, however, to file state income tax returns and to pay state income taxes in many of the states in which we do business or own property, and unitholders may be subject to penalties for failure to comply with those requirements. In some states, tax losses may not produce a tax benefit in the year incurred and also may not be available to offset income in subsequent taxable years. Some of the states may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular unitholder's income tax liability to the state, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read "—Tax Consequences of LP Unit Ownership—Entity-Level Collections."

Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

        It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in us. Accordingly, each prospective unitholder is urged to consult with, and depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state and local tax returns, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state or local tax consequences of an investment in us.

Tax Consequences of Ownership of Debt Securities

        A description of certain federal income tax consequences of the acquisition, ownership and disposition of debt securities will be set forth on the prospectus supplement relating to the offering of debt securities.

 LEGAL MATTERS

        In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplement, the validity of those securities may be passed upon by Vinson & Elkins L.L.P., New York, New York, as our counsel, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements, incorporated in this Prospectus by reference from the Buckeye Partners, L.P. Current Report on Form 8-K dated May 12, 2011, and the effectiveness of Buckeye Partners, L.P. and subsidiaries' internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of FR Borco Topco, L.P. and subsidiaries for the years ended December 31, 2010 and 2009 as well as the consolidated financial statements for the year ended December 31, 2009 and the period from February 7, 2008 (date of inception) through December 31, 2008, incorporated in this Prospectus by reference from the Buckeye Partners, L.P. Current Reports on Form 8-K/A filed on April 1, 2011 and on Form 8-K filed on January 4, 2011, respectively, have been audited by KPMG Accountants N.V., independent auditors, as stated in their reports, also incorporated herein by reference. Such consolidated financial statements have been so incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Buckeye Partners, L.P.

6,750,000 LP Units
Representing Limited Partner Interests

Prospectus Supplement

September 3, 2014

Barclays

Morgan Stanley

UBS Investment Bank

Wells Fargo Securities

J.P. Morgan

RBC Capital Markets

Deutsche Bank Securities

Jefferies